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                                                QUARTERLY REPORT TO SHAREHOLDERS
                         US GAAP FINANCIAL RESULTS FOR FISCAL 2006 FIRST QUARTER

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                                                THE DESCARTES SYSTEMS GROUP INC.

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TABLE OF CONTENTS

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Management's Discussion and Analysis of Financial
Condition and Results of Operations                          ..................2

     Overview                                                ..................3

     Consolidated Operations                                 ..................5

     Quarterly Operating Results                             .................11

     Liquidity and Capital Resources                         .................12

     Contractual Obligations, Commitments, Contingencies,
     Guarantees and Variable Interest Entities               .................14

     Outstanding Share Data                                  .................16

     Application of Critical Accounting Policies             .................16

     Changes in Accounting Policies                          .................19

     Certain Factors that May Affect Future Results          .................20

Consolidated Financial Statements

     Consolidated Balance Sheets                             .................32

     Consolidated Statements of Operations                   .................33

     Consolidated Statements of Cash Flows                   .................34

Notes to Consolidated Financial Statements                   .................35

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MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

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Our Management's Discussion and Analysis of Financial Condition and Results of
Operations ("MD&A") contains references to Descartes using the words "we," "us," "our" and similar words and the reader is referred to using the words "you," "your" and similar words.

The MD&A also refers to our fiscal periods. Our fiscal year commences on February 1st of each year and ends on January 31st of the following year. Our current fiscal year, which will end on January 31, 2006, is referred to as the "current fiscal year," "fiscal 2006," "2006," or using similar words. The previous fiscal year, which ended on January 31, 2005, is referred to as the "previous fiscal year," "fiscal 2005," "2005," or using similar words. Other fiscal years are referenced by the applicable year during which the fiscal year ends. For example, fiscal 2008 refers to the annual period ending January 31, 2008 and the "third quarter of 2008" refers to the quarter ending October 31, 2007.

This MD&A is prepared as of June 10, 2005. You should read the MD&A in conjunction with our unaudited consolidated financial statements for our first quarter of fiscal 2006 that appear elsewhere in this Quarterly Report to Shareholders. You should also read the MD&A in conjunction with our audited annual consolidated financial statements, related notes thereto and the related MD&A for fiscal 2005 that are included in our most recent Annual Report to Shareholders (the "2005 Annual Report").

We have prepared the MD&A in reference to the new Form 51-102F1 MD&A disclosure requirements established under National Instrument 51-102 "Continuous Disclosure Obligations" ("NI 51-102") of the Canadian Securities Administrators. The MD&A in the 2005 Annual Report was prepared with reference to NI 51-102. The provisions of NI 51-102 concerning annual MD&A apply only for financial periods beginning on or after January 1, 2004. As it relates to our financial condition and results of operations for the first quarter of 2006, pursuant to NI 51-102, this MD&A updates the MD&A included in the 2005 Annual Report.

Additional information about us, including copies of our continuous disclosure materials such as our annual information form, is available on our website at http://www.descartes.com, through the EDGAR website at http://www.sec.gov or through the SEDAR website at http://www.sedar.com. Certain statements made in the MD&A, including, but not limited to, statements relating to our expectations concerning future revenues and earnings, mix of revenues between services revenues and license revenues, use of cash (including our expectation to satisfy our debentures with cash at maturity), product development, sales and marketing expenditures, regional break-down of business, business trends, market opportunity and the sufficiency of capital to meet working capital and capital expenditure requirements, constitute forward-looking statements. When used in this document, the words "believe", "plan", "expect", "anticipate", "intend", "continue", "may", "will", "should" or the negative of such terms and similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to risks and uncertainties that may cause future results to differ materially from those expected. Factors that may cause such differences include, but are not limited to, the factors discussed under the heading "Certain Factors That May Affect Future Results" appearing in the MD&A. If any of such risks actually occur, they could materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based.

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OVERVIEW

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We are a global provider of on-demand supply chain technology and services that help our customers deliver. Using our technology and services, companies reduce costs, save time, and enhance the service that they deliver to their own customers. Our technology-based solutions, which consist of services and software, provide connectivity and business document exchange, route planning and wireless dispatch, inventory and asset visibility, rate management, transportation management, and warehouse optimization. Our pricing model provides companies with flexibility in purchasing our solutions on either a license or subscription basis. Our primary focus is on distribution-sensitive companies where delivery is either a key or defining part of their own product or service offering, or provides opportunities for cost efficiencies.

THE MARKET
Supply chain management has been evolving over the past several years, as companies are increasingly seeking real-time control of their supply chain activities. Companies are looking for integrated, end-to-end solutions that combine business document exchange and mobile resource management applications
(MRM) with end-to-end supply chain execution (SCE) applications, such as transportation management, routing and scheduling and inventory visibility.

As the market has been changing, we have been evolving to meet its needs. More and more information is becoming available relating to the movement of goods through the supply chain and, with the proliferation of wireless technologies, that information is becoming available in real-time. We are helping our customers take advantage of this trend by offering technology and services that leverage this new information and the mechanisms by which it is delivered.

SOLUTIONS
Our solutions are offered as suites to our target industries. Modular in approach, the suites enable our customers to purchase and use one module at a time or combine several modules as part of their real-time solution for managing their supply chain from procurement to delivery (end-to-end). This gives our customers an opportunity to add supply chain services and capabilities as their business needs grow and change.

Helping us to develop and support our solutions is our LOGISTICS NETWORK OPERATING SYSTEM(TM) (LNOS) built on Microsoft .NET standards. LNOS is the foundation or architecture upon which our product suites will operate, enabling us to integrate our applications and offer end-to-end enterprise solutions.

SALES AND DISTRIBUTION
Our sales efforts are primarily directed toward specific industries primarily in retail, consumer product goods, manufacturing, and transportation services. Our sales staff is regionally based and seeks to build long-term relationships with the end-users of our products. The sales force is trained to sell across our solutions, targeting existing customers and similar distribution-sensitive companies in specific industry verticals. We promote our products in North America primarily through direct sales efforts aimed at existing and potential users of our products. Channel partners for our international operations include distributors and value-added resellers. Partnerships play a central role in our strategy to address both existing and future customers.

MARKETING
Marketing materials are delivered through targeted programs designed to reach our core customer groups. These programs include trade show and user group conferences and exchanges, partner-focused marketing programs, and direct corporate marketing efforts.

2006 FIRST QUARTER EVENTS
In March 2005 we announced that our Customer Global User Group Steering Committee included representatives from Eastman Kodak, CVS Corporation, The Schwan Food Company, Ferrellgas Partners, U.B.C.R., Kinetetsu, Integrated Logistics,

Capital Coors, and Ocado Limited. Later in March, we announced the launch of our new Ocean rate management product, Ocean RateBuilder(TM). We also announced expanded customer relationships with Exel and Hanjin for Ocean Contract Management, and Kuehne & Nagel for Global Air Messaging.

In May 2005 we announced our intention to pay the remaining $27.0 million principal amount of our convertible debentures with cash on maturity on June 30, 2005, rather than issuing any common shares to satisfy the debentures.

Also in May, we announced that we had earned a Certificate of Finalist Recognition in the Best Business Turnaround and the Best Turnaround Executive categories in the 2005 International Business Awards.

Later in May we strengthened our management team by adding two industry veterans: Chris Jones; and Mark Weisberger. Jones, a former Senior Vice-President in Aberdeen Group's Value Chain Reserve division, joined us as Executive Vice-President, Solutions & Markets. Weisberger, an enterprise software industry veteran with over 20 years experience specializing in field operations, joined us as Executive Vice-President, Field Operations. In addition, we announced the departure of Bruce Gordon, former Executive Vice-President, Operations.

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CONSOLIDATED OPERATIONS

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The following table shows, for the periods indicated, our results of operations
in millions of dollars (except per share and weighted average share amounts):

                                                     ---------------------------
QUARTER ENDED                                          APRIL 30,       April 30,
                                                            2005            2004
                                                     ---------------------------
Total revenues                                              11.3            13.3
  Cost of revenues                                           4.8             5.5
                                                     ---------------------------
Gross margin                                                 6.5             7.8
  Operating expenses                                         5.7            16.8
                                                     ---------------------------
Net margin                                                   0.8           (9.0)
  Acquisition-related expenses                             (0.8)          (19.1)
  Restructuring costs                                        0.2           (0.6)
                                                     ---------------------------
Income (loss) from operations                                0.2          (28.7)
  Investment income (expense) net of interest expense      (0.2)           (0.2)
  Gain on sale of long-term investment                       0.5               -
                                                     ---------------------------
Net income (loss)                                            0.5          (28.9)
                                                     ===========================

EARNINGS (LOSS) PER SHARE - BASIC AND DILUTED               0.01          (0.71)
                                                     ===========================
WEIGHTED AVERAGE SHARES OUTSTANDING (thousands)
  BASIC                                                   40,706          40,706
  DILUTED                                                 41,463          40,706
                                                     ===========================

TOTAL REVENUES consist of SERVICES REVENUES and LICENSE REVENUES. Services revenues are principally comprised of the following: (i) ongoing transactional fees for use of our services and products by our customers, which are recognized as the transactions occur; (ii) professional services revenues from consulting, implementation and training services related to our services and products, which are recognized as the services are performed; and (iii) maintenance, subscription and other related revenues, which include revenues associated with maintenance and support of our services and products, which are recognized ratably over the term of the maintenance or subscription period. License revenues derive from licenses granted to our customers to use our software products.

The following table provides additional analysis of our services and license revenues (in millions of dollars and as a proportion of total revenues) generated over each of the periods indicated:

                                                     ---------------------------
QUARTER ENDED                                          APRIL 30,       April 30,
                                                            2005            2004
                                                     ---------------------------
Services revenues                                           10.2            11.6
PERCENTAGE OF TOTAL REVENUES                                 90%             87%

License revenues                                             1.1             1.7
PERCENTAGE OF TOTAL REVENUES                                 10%             13%
                                                     ---------------------------
Total revenues                                              11.3            13.3
                                                     ===========================

Our SERVICES REVENUES were $10.2 million and $11.6 million for the first quarter of 2006 and 2005, respectively. The decline in our services revenues was primarily due to the loss of certain customers on our network services, largely in our legacy Descartes Visibility services and business document exchange services. These customer losses resulted from various factors including customers deciding to perform the services in-house (and, in some cases, switching to alternative providers of such services) as well as our own decision to terminate certain unprofitable customer relationships. Additionally, revenues from professional services related to the implementation of our routing and scheduling applications decreased due to the conclusion of previously undertaken larger scale projects and decreased deal activity in prior quarters resulting in fewer newly initiated projects.

Our LICENSE REVENUES were $1.1 million and $1.7 million for the first quarter of 2006 and 2005, respectively. The decline in license revenues from the first quarter of 2005 is principally a result of our focus on the transition to a services-based revenue model. In addition, our historical license revenues have principally derived from transactions with new customers. With the downsizing of our global sales force in the second quarter of 2005, fewer transactions with new customers have been executed globally, while we instead focused on our existing customer base.

As a PERCENTAGE OF TOTAL REVENUES, our services revenues were 90% and 87% in the first quarter of 2006 and 2005, respectively. The higher percentage of services revenues is a consequence of our increased focus on being a services organization, rather than a company focused primarily on license revenue. In addition, our focus over the latter half of 2005 and into 2006 has been on serving our existing customer base, which typically produces services revenues, as compared to selling to new customers where upfront license revenues are a typical part of the new relationship.

We operate in one business segment providing supply chain solutions. The following table provides additional analysis of our SEGMENTED REVENUES BY GEOGRAPHIC AREAS OF OPERATION (in millions of dollars):

                                                     ---------------------------
QUARTER ENDED                                          APRIL 30,       April 30,
                                                            2005            2004
                                                     ---------------------------
Americas                                                     7.9             9.3
PERCENTAGE OF TOTAL REVENUES                                 70%             70%

Europe, Middle-East and Africa ("EMEA")                      2.9             2.9
PERCENTAGE OF TOTAL REVENUES                                 26%             22%

Asia Pacific                                                 0.5             1.1
PERCENTAGE OF TOTAL REVENUES                                  4%              8%
                                                     ---------------------------
Total revenues                                              11.3            13.3
                                                     ===========================

REVENUES FROM THE AMERICAS REGION were $7.9 million and $9.3 million in the first quarter of 2006 and 2005 respectively, and have remained at a consistent level over these periods as a percentage of total revenues. The decrease in the dollar amount of revenue from 2005 to 2006 is primarily attributable to lower license revenues, lower business document exchange revenues, and lower professional services revenues as described above.

REVENUES FROM THE EMEA REGION were $2.9 million in each of the first quarters of 2006 and 2005, and higher as a percentage of revenue in 2006 due to a higher proportion of new services projects in this region in 2006 as compared to the other regions.

REVENUES FROM THE ASIA PACIFIC REGION were $0.5 million and $1.1 million in the first quarter of 2006 and 2005, respectively, and are lower over these periods as a percentage of total revenues. The decrease in this region is largely due to the reduction in our global sales force that occurred during the second quarter of 2005.

The following table provides an additional analysis of COST OF REVENUES (in millions of dollars) and the related gross margins for the periods indicated:

                                                     ---------------------------
QUARTER ENDED                                             APRIL 30,    April 30,
                                                               2005         2004
                                                     ---------------------------
Services
--------
Services revenues                                              10.2         11.6
Cost of services revenues                                       4.4          5.2
                                                     ---------------------------
Gross margin                                                    5.8          6.4
                                                     ===========================
GROSS MARGIN PERCENTAGE                                         57%          55%

Licenses
--------
License revenues                                                1.1          1.7
Cost of license revenues                                        0.4          0.3
                                                     ---------------------------
Gross margin                                                    0.7          1.4
                                                     ===========================
GROSS MARGIN PERCENTAGE                                         64%          82%

Total
-----
Revenues                                                       11.3         13.3
Cost of revenues                                                4.8          5.5
                                                     ---------------------------
Gross margin                                                    6.5          7.8
                                                     ===========================
GROSS MARGIN PERCENTAGE                                         58%          59%

COST OF SERVICES REVENUES consists of internal costs of running our systems and applications as well as the cost of salaries and other personnel-related expenses incurred in providing professional service and maintenance work, including consulting and customer support.

GROSS MARGIN PERCENTAGE FOR SERVICE REVENUES was 57% and 55% for the first quarter of 2006 and 2005, respectively. The slight increase in gross margin percentage in 2006 is due to higher costs associated with third-party professional service providers incurred in the first quarter of 2005 that lowered the gross margin percentage for that period.

COST OF LICENSE REVENUES consists of costs related to our sale of third-party software, such as third-party license fees, referral fees and/or royalties.

GROSS MARGIN PERCENTAGE FOR LICENSE REVENUES was 64% and 82% for the first quarter of 2006 and 2005, respectively. The decline in the gross margin percentage was primarily the result of higher third-party software costs on the license transactions completed in the first quarter of 2005.

OPERATING EXPENSES (consisting of sales and marketing, research and development and general and administrative expenses) were $5.7 million and $16.8 million for the first quarter of 2006 and 2005, respectively. The decrease is primarily the result of efficiencies generated by our restructuring activities commenced in the second quarter of 2005.

The following table provides an additional analysis of operating expenses (in millions of dollars) for the periods indicated:

                                                     ---------------------------
QUARTER ENDED                                           APRIL 30,      April 30,
                                                             2005           2004
                                                     ---------------------------
Total revenues                                               11.3           13.3
                                                     ---------------------------

Sales and marketing expenses                                  2.1            8.1
PERCENTAGE OF TOTAL REVENUES                                  19%            61%

Research and development expenses                             1.6            3.8
PERCENTAGE OF TOTAL REVENUES                                  14%            29%

General and administrative expenses                           2.0            4.9
PERCENTAGE OF TOTAL REVENUES                                  18%            37%
                                                     ---------------------------
Total expenses                                                5.7           16.8
                                                     ===========================

SALES AND MARKETING EXPENSES include salaries, commissions and other personnel-related costs, bad debt expenses, travel expenses, advertising programs and services and other promotional activities associated with selling and marketing our services and products. Sales and marketing expenses as a percentage of total revenues were 19% and 61% for the first quarter in 2006 and 2005, respectively. The decrease in 2006 was primarily attributable to the large reduction in our sales force and marketing department in connection with our restructuring initiative commenced in the second quarter of 2005.

RESEARCH AND DEVELOPMENT EXPENSES consist primarily of salaries and other personnel-related costs of technical and engineering personnel associated with our research and product development activities as well as costs for third-party outsourced development providers. We expensed all costs related to research and development in both 2006 and 2005. The decrease in research and development costs for the first quarter of 2006, compared to the first quarter of 2005 was primarily attributable to the cancellation of a professional services contract that outsourced certain product development.

GENERAL AND ADMINISTRATIVE EXPENSES consist primarily of salaries and other personnel-related costs of administrative personnel, as well as professional fees and other administrative expenses. General and administrative costs were $2.0 million and $4.9 million for the first quarter of 2006 and 2005, respectively. The decrease in general and administrative expenses is primarily attributable to efficiency gains from our restructuring initiative commenced in the second quarter of 2005. Additionally, general and administrative expenses in the first quarter of 2005 included severance costs of approximately $1.0 million that were incurred primarily relating to the departure of various members of the previous senior management team.

ACQUISITION-RELATED EXPENSES include amortization and impairments of goodwill and intangible assets acquired on business combinations that we have completed to date. Acquisition-related expenses were $0.8 million and $19.1 million for the first quarter in 2006 and 2005, respectively. The following table provides an additional analysis of acquisition related expenses for the periods indicated (in millions of dollars):

                                                     ---------------------------
QUARTER ENDED                                          APRIL 30,       April 30,
                                                            2005            2004
                                                     ---------------------------
Amortization of intangible assets                            0.8             1.1
Impairment of goodwill                                         -            18.0
                                                     ---------------------------
Total acquisition-related expenses                           0.8            19.1
                                                     ===========================

Amortization of intangible assets includes customer agreements and relationships, non-compete covenants, existing technologies and trade names associated with the acquisitions completed by us to date. Intangible assets with a finite life are amortized to income over their useful life, which historically has not exceeded 5 years. The amount of amortization expense in a fiscal period is dependent on our acquisition activities as well as our asset impairment tests. Amortization of intangible assets was $0.8 million and $1.1 million in the first quarter of 2006 and 2005, respectively. The decrease in amortization expense relates to several components of our acquired intangible assets that are now fully amortized. As of April 30, 2005, the unamortized portion of intangible assets amounted to $3.3 million.

We write down intangible assets with a finite life to fair value when the related undiscounted cash flows are not expected to allow for recovery of the carrying value. Fair value of intangibles is determined by discounting the expected related cash flows. No intangible impairment was recorded in the first quarter of either 2006 or 2005.

Effective February 1, 2002, we adopted the requirements of Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets", thereby ceasing the amortization of all goodwill acquired in all business combinations. SFAS 142 replaces the amortization of goodwill with an annual impairment test as well as a transition test for impairment at the date of the adoption of the new standard.

We initially designated February 1st of each year as the date for our annual impairment test. During the third quarter of 2004, we changed the date of our annual goodwill impairment test to October 31st of each year. This was done so that the impairment test did not coincide with the period when we are focused on preparing our annual audited financial statements. The change in the test date was preferable for administrative purposes and was not intended to delay, accelerate or avoid any impairment charge.

In addition to our annual impairment tests, we perform a quarterly analysis of whether any event has occurred that would more likely than not reduce our enterprise value below our carrying amount and, if so, we perform a goodwill impairment test between the annual dates. Due to various events and changes in circumstances publicly announced in May 2004 that reduced our fair value as of April 30, 2004, we performed such an impairment test in respect of the first quarter of 2005 and determined that book value was significantly in excess of enterprise value and that the entire remaining recorded goodwill was impaired. Accordingly, a goodwill impairment charge of $18.0 million was recorded in the first quarter of 2005.

As of the end of the first quarter of 2005, there is no goodwill recorded on our balance sheet. Accordingly, we will no longer be performing tests for impairment of goodwill. If additional goodwill is recorded in future periods as a result of acquisitions or otherwise, we will resume our annual goodwill impairment tests on October 31st of each year. In addition, we will perform further quarterly analysis of whether any event has occurred that would more likely than not reduce our enterprise value below our carrying amount, and, if so, we will perform a goodwill impairment test between the annual dates. Any future impairment adjustment will be recognized as an expense in the period that the adjustment is identified.

RESTRUCTURING COSTS were ($0.2) million and $0.6 million in the first quarter of 2006 and 2005, respectively, relating to the restructuring plans described in
Note 8 to the Consolidated Financial Statements for the first quarter of 2006. Our primary reason for initiating these restructuring plans was to align our cost structure with our services-based revenue model and to streamline our corporate operations. As of April 30, 2005, activities under all restructuring plans have been completed, including a 45% reduction in our global workforce, with the remaining restructuring provision of $1.3 million to be drawn-down over time as cash is paid in connection with ongoing restructured contracts, such as closed office leases. We do not currently expect any significant additional restructuring expenses in connection with any of our restructuring initiatives. A summary of the provisions under the May 2003 and May 2004 restructuring plans and the revisions and drawdowns during the first quarter of 2006 is in the following table (in thousands of dollars):

                        --------------------------------------------------------
                           Provision    Revisions          Cash        Remaining
                               as at  During 2006     Drawdowns  Provision as at
                         January 31,                                   April 30,
                                2005                                        2005
                        --------------------------------------------------------
MAY 2003
Office closure costs           1,157        (137)          (63)              957
MAY 2004
Workforce reduction              136          (7)          (67)               62
Office closure costs             441         (77)          (65)              299
                        --------------------------------------------------------
                               1,734        (221)         (195)            1,318
                        ========================================================

During the first quarter of 2006, we reduced our provision for office closure costs by $0.2 million related to favourable outcomes on subleasing certain offices. Our restructuring provisions were drawn-down in the first quarter of 2006 as a result of cash payments related to these initiatives of $0.2 million.

INVESTMENT INCOME (EXPENSE) NET OF INTEREST EXPENSE was an expense of $0.2 million in the first quarter of both 2006 and 2005.

GAIN ON SALE OF LONG-TERM INVESTMENT relates to the sale during the first quarter of 2006 of 22% of our investment in Ocado, an on-line food retailer based in the United Kingdom, for approximately $1.2 million relative to its carrying value of $0.7 million.

Overall, we generated NET INCOME of $0.5 million in the first quarter of 2006, compared to a loss in the first quarter of 2005 of $28.9 million. The improvement in net income is principally attributable to the efficiencies gained from our restructuring initiatives commenced in the second quarter of 2005 as well as the inclusion of an $18.0 million goodwill impairment charge in the first quarter of 2005.

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QUARTERLY OPERATING RESULTS

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The following table provides an analysis of our unaudited operating results (in thousands of dollars, except per share and number of share amounts) for each of the quarters ended on the date indicated:

                                                   ----------------------------------------------------------------
                                                   APRIL 30,      JULY 31,   OCTOBER 31,   JANUARY 31,        TOTAL
                                                        2005          2005          2005          2005
                                                   -----------------------------------------------------------------
2006
----
Revenues                                              11,306                                                  11,306
Gross margin                                           6,490                                                   6,490
Operating expenses                                     5,749                                                   5,749
Net income                                               465                                                     465
Basic and diluted earnings per share                    0.01                                                    0.01
Weighted average shares outstanding (thousands):
  Basic                                               40,706                                                  40,706
  Diluted                                             41,463                                                  41,463

                                                   ----------------------------------------------------------------
                                                   APRIL 30,      JULY 31,   OCTOBER 31,   JANUARY 31,        TOTAL
                                                        2004          2004          2004          2005
                                                   -----------------------------------------------------------------
2005
----
Revenues                                              13,256        11,065        11,045        11,029        46,395
Gross margin                                           7,791         5,173         6,334         6,044        25,342
Operating expenses                                    16,781        13,163         7,064         5,708        42,716
Loss                                                 (28,943)      (22,699)       (2,730)         (959)      (55,331)
Basic and diluted loss per share                       (0.71)        (0.56)        (0.07)        (0.02)        (1.36)
Weighted average shares outstanding - basic and       40,706        40,706        40,706        40,706        40,706
diluted (thousands)

                                                   ----------------------------------------------------------------
                                                   APRIL 30,      JULY 31,   OCTOBER 31,   JANUARY 31,        TOTAL
                                                        2003          2003          2003          2004
                                                   -----------------------------------------------------------------
2004
----
Revenues                                              14,187        15,219        16,026        14,353        59,785
Gross margin                                           9,407        10,529        11,239         9,223        40,398
Operating expenses                                    12,848        11,576        12,204        16,982        53,610
Loss                                                  (9,018)      (14,706)       (4,194)      (10,575)      (38,493)
Basic and diluted loss per share                       (0.17)        (0.29)        (0.10)        (0.26)        (0.84)
Weighted average shares outstanding - basic and       52,230        50,470        40,654        40,655        45,951
diluted (thousands)

Our May 2004 restructuring initiative, described in Note 8 to the Consolidated Financial Statements for the first quarter of 2006, had a significant effect on our quarterly operating results, beginning with the quarter ended July 31, 2004. Revenues declined as we reduced our sales force, concentrated on our existing customers and our services-based business model, and tempered our pursuit of new license transactions. In addition, beginning in the third quarter of 2005, our operating expenses were significantly reduced as a result of this restructuring initiative.

Our losses over the quarters detailed in the table above have also been impacted by significant charges in particular quarters. In the quarter ended July 31, 2003, we incurred a restructuring charge of $7.3 million in connection with our May 2003 restructuring initiative described in Note 8 to the Consolidated Financial

Statements for the first quarter of 2006. In the quarter ended April 30, 2004, we incurred a goodwill impairment charge of $18.0 million. In the quarter ended July 31, 2004, we incurred a restructuring charge of $11.7 million in connection with the May 2004 restructuring initiative.

The number of common shares used in the loss per share calculation has reduced over the quarterly periods shown as a result of the repurchase of 11,578,000 common shares in May 2003. The stepped decline shown in the table above is the result of the weighted average outstanding share calculation required by applicable accounting principles. In the first quarter of 2006, the basic and diluted number of common shares used in the earnings per share calculation increased as a result of the inclusion of the dilutive effect of employee stock options.

As of the end of the first quarter of 2006, our cash, cash equivalents and marketable securities increased by $4.3 million over the position at the end of 2005. This increase was principally a result of our operations generating $3.4 million in cash and $1.2 million being generated from our sale of a portion of our long-term investment in Ocado, offset by $0.2 million spent on restructuring initiatives and capital asset additions of $0.1 million. The sale of a portion of the long-term investment in Ocado resulted in the reduced carrying value of Ocado on our balance sheet at April 30, 2005 compared to January 31, 2005. Deferred revenue also increased $1.2 million at April 30, 2005 compared to January 31, 2005, principally as a result of significant annual maintenance renewals by certain of our license customers.

-----------------------------------------------------------------------

LIQUIDITY AND CAPITAL RESOURCES

-----------------------------------------------------------------------

Historically, we have financed our operations and met our capital expenditure requirements primarily through cash flows provided from operations, long-term borrowings and sales of debt and equity securities. As of April 30, 2005, we had $53.1 million in cash, cash equivalents and marketable securities, and $8.5 million in available lines of credit. We believe this provides sufficient liquidity to fund our current operating requirements and the repayment of our outstanding convertible debentures (of which $27.0 million principal amount was outstanding at April 30, 2005). On May 3, 2005 we announced that we intend to satisfy the payment of these debentures at their maturity on June 30, 2005 in cash rather than by the issuance of our common shares. Should additional future financing be undertaken, the proceeds from any such transaction could be utilized to fund strategic transactions, for reducing debt or for general corporate purposes. We may, from time to time, consider selective strategic transactions to create value and improve performance, which may include acquisitions, dispositions, restructurings, joint ventures and partnerships, and we may undertake a financing transaction in connection with such a potential strategic transaction. In addition, as opportunities arise from time-to-time, we may liquidate certain of our long-term investments to improve our cash position.

The table set forth below provides a summary statement of cash flows for the periods indicated in millions of dollars:

                                                                         -------------------------
QUARTER ENDED                                                              APRIL 30,     April 30,
                                                                                2005          2004
                                                                         -------------------------
Cash provided by (used in) operating activities                                  3.2         (7.6)
Additions to capital assets                                                    (0.1)         (0.9)
Sale of long-term investment                                                     1.2             -
                                                                         -------------------------
Net change in cash and cash equivalents and marketable securities                4.3         (8.5)
Cash and cash equivalents and marketable securities, beginning of period        48.8          65.1
                                                                         -------------------------
Cash and cash equivalents and marketable securities, end of period              53.1          56.6
                                                                         =========================

CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES was $3.2 million and ($7.6) million for the first quarter of 2006 and 2005, respectively. The increase in cash provided by operating activities in the first quarter of 2006 as compared to the first quarter of 2005 was principally due to stronger cash collections and improved operating performance.

ADDITIONS TO CAPITAL ASSETS were a minimal $0.1 million in the first quarter of 2006 compared to additions of $0.9 million in the first quarter of 2005.

SALE OF LONG-TERM INVESTMENT of $1.2 million represents the sale of 22% of our investment in Ocado, an online food retailer based in the United Kingdom.

As of April 30, 2005, our current assets exceed our current liabilities by $23.7 million. Current assets include $21.6 million of cash and cash equivalents, $31.5 million in short-term marketable securities and $6.6 million in current trade receivables. Our working capital has increased since January 31, 2005 by $2.3 million, principally as a result of an increase in cash generated from operations and the partial sale of our investment in Ocado.

CASH, CASH EQUIVALENTS AND MARKETABLE SECURITIES. Cash and cash equivalents include short-term deposits and marketable debt securities with original maturities of three months or less. Short-term marketable securities are comprised of debt securities maturing between three and 12 months from the balance sheet date. Long-term marketable securities are comprised of debt securities maturing in excess of 12 months from the balance sheet date. Debt securities are marked to market with the resulting gain or loss included in other comprehensive income (loss). Marketable securities represent cash invested in investment-grade corporate bonds and commercial paper, and in investment-grade Dividend Received Deduction ("DRD") eligible securities issued by US corporations.

Our investments in marketable securities are governed by our Investment Policy Guidelines as approved by the Board of Directors, which were updated during the first quarter of 2005. The updated policy stipulates a more conservative investment philosophy whereby all maturing investments will be re-invested in AAA-rated marketable securities and, to the extent deemed necessary to avoid adverse tax consequences, in DRD eligible securities. During the first quarter of 2006 one of our investments was downgraded from AAA to AA+. As this investment had a relatively short time to maturity and the sale of this investment would have resulted in a loss, we held the investment until maturity on May 31, 2005. As of June 10, 2005, all funds were invested in AAA-rated investments.

As of April 30, 2005, 41% of the total cash and investment portfolio was in interest-bearing cash deposits and 59% was in short-term marketable securities. The table below provides an analysis of our consolidated holdings of cash and investments in millions of dollars with their credit ratings as of April 30, 2005:

                                        STANDARD &   PERCENTAGE OF        AMOUNT
                                        POOR'S (S&P)         TOTAL
                                        RATING
                                        ----------------------------------------
Interest-bearing cash deposits                -                 41%         21.6

Marketable securities                        AA+                10%          5.4
                                             AAA                49%         26.1
                                                     ---------------------------
                                                               100%         53.1
                                                     ===========================

-----------------------------------------------------------------------

CONTRACTUAL OBLIGATIONS, COMMITMENTS,
CONTINGENCIES, GUARANTEES AND VARIABLE INTEREST
ENTITIES

-----------------------------------------------------------------------

CONTRACTUAL OBLIGATIONS
To facilitate a better understanding of our contractual obligations, the following information is provided (in millions of dollars) in respect of our convertible debentures and operating lease obligations:

                                                ----------------------------------------------------

                                                LESS THAN       1-3      3-5    MORE THAN      TOTAL
                                                   1 YEAR     YEARS    YEARS      5 YEARS
                                                ----------------------------------------------------
Convertible Debentures (plus interests payments)     27.7         -        -            -       27.7
Operating Lease Obligations                           2.4       2.3      0.8          0.1        5.6
                                                ----------------------------------------------------
TOTAL                                                30.1       2.3      0.8          0.1       33.3
                                                ----------------------------------------------------

COMMITMENTS
Convertible Debentures
----------------------
On June 30, 2000, we issued $75.0 million aggregate principal amount of convertible unsecured subordinated debentures maturing on June 30, 2005. The debentures bear interest at the rate of 5.5% per annum, which has accrued from June 30, 2000 and has been paid and is payable in equal semi-annual installments in arrears on June 30th and December 30th of each year. In December 2001, March 2002, August 2002 and July 2003, we cumulatively purchased for cancellation $48.0 million principal amount of the debentures. At April 30, 2005, we had $27.0 million principal amount of these debentures outstanding.

On maturity, we can elect to satisfy the debentures, in whole or in part, with the number of common shares obtained by dividing the principal amount of the debentures that we want to satisfy with common shares by 95% of the average closing price of the common shares on the Nasdaq National Market for the period of 20 consecutive trading days ending five trading days before maturity. Any amount not satisfied by common shares on maturity is to be paid in cash. On May 3, 2005 we announced that we intend to satisfy the payment of these debentures at their maturity on June 30, 2005 in cash rather than by the issuance of common shares.

We do not believe there is currently any default under the trust agreement for the debentures that would require early payment of the debentures. Interest obligations due in the current year are expected to be satisfied with a combination of cash reserves, the liquidation of short-term investments, and operating cash flows.

Operating Leases
----------------
We are committed under non-cancelable operating leases for business premises and computer equipment with terms expiring at various dates through 2012. The future minimum amounts payable under the lease agreements in millions of dollars are described in the chart above.

We have initiated the exit of various equipment and real property leases in connection with previously announced restructuring activities. Some of these leases have outstanding balances pending full and final resolution and settlement of such lease obligations with the applicable lessor. The aggregate outstanding restructuring provision related to these leases is $1.3 million.

CONTINGENCIES
On January 23, 2004, we announced that a complaint alleging patent infringement had been filed against us in the United States District Court for the Southern District of New York by ArrivalStar, Inc. The complaint alleges that certain of our products infringe certain patents of ArrivalStar, Inc. No specific amount was claimed in the complaint. In late-April 2005, we settled the lawsuit by making a one-time payment to acquire a fully paid license in and to ArrivalStar's patents. ArrivalStar's patents generally relate to advance notification systems using GPS technology.

On or about May 19, 2004, we were named as a defendant in a securities class action lawsuit captioned BRIJ WALIA V. THE DESCARTES SYSTEMS GROUP INC., ET AL., which was filed in the United States District Court for the Southern District of New York purportedly on behalf of purchasers of our common stock between June 4, 2003 and May 6, 2004. The complaint also names as defendants two of our former officers. The complaint alleges, among other things, that the defendants made misstatements to the investing public between June 4, 2003 and May 6, 2004 regarding our financial condition. Three additional complaints were filed and, subsequently, all four complaints were consolidated into a single complaint. On November 2, 2004, we announced that we had reached an agreement-in-principle to settle the consolidated securities class action litigation. Under the terms of the settlement-in-principle, a settlement fund will be established in the total amount of $1.5 million, of which our insurance providers will pay approximately $1.1 million and the balance paid by us. In January 2005, the parties to the litigation executed a Memorandum of Understanding that memorialized the terms of the settlement-in-principle. The settlement-in-principle remains subject to the signing of a definitive settlement agreement and final approval by the court. In the second quarter of 2005, we accrued $0.5 million for anticipated defense costs related to the class action litigation. With the settlement-in-principle in the third quarter of 2005, this accrual was sufficient to encompass both our defense costs and our contribution to the settlement-in-principle. Our contribution to the settlement-in-principle was paid in the third quarter of 2005.

In November 2004, we commenced private arbitration proceedings in Ontario against a supplier of hosting services to recover damages relating to that supplier's invoicing of fees in excess of the contractual agreement and refusal to deliver working source code for technology purchased from the supplier. At this time, the arbitration is in its initial stages. The arbitration proceedings are subject to a confidentiality undertaking between the parties.

We are also subject to a variety of other claims and suits that arise from time to time in the ordinary course of our business. The consequences of these matters are not presently determinable but, in the opinion of management after consulting with legal counsel, the ultimate aggregate liability is not currently expected to have a material effect on our annual results of operations or financial position.

GUARANTEES
In November 2002, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Other" ("FIN 45"), which expands previously issued accounting guidance and requires additional disclosure by a guarantor in its interim and annual financial statements issued after December 15, 2002, for certain guarantees. FIN 45 requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of an obligation assumed by issuing a guarantee. As of April 30, 2005, our guarantees that were issued or modified after February 1, 2003 were not material.

VARIABLE INTEREST ENTITIES
In December 2003, FASB issued Interpretation No. 46R (FIN 46R), a revision to Interpretation No. 46 (FIN 46), CONSOLIDATION OF VARIABLE INTEREST ENTITIES. FIN 46R clarifies some of the provisions of FIN 46 and exempts certain entities from its requirements. FIN 46R is effective at the end of the first interim period ending after March 15, 2004. Entities that have adopted FIN 46 prior to this effective date can continue to apply the provisions of FIN 46 until the effective date of FIN 46R or elect early adoption of FIN 46R. The adoption of FIN

46 and FIN 46R did not have a material impact on our financial statements, as we have not been involved in any transactions requiring consolidation as prescribed by FIN 46 or FIN 46R.

-----------------------------------------------------------------------

OUTSTANDING SHARE DATA

-----------------------------------------------------------------------

We have an unlimited number of common shares authorized for issuance. As of April 30, 2005, we have 40,705,811 common shares issued and outstanding.

We also have a shareholder-approved stock option plan and other option plans that were assumed or adopted in connection with various previously completed acquisitions. As of April 30, 2005, there were options granted to purchase 5,448,264 common shares pursuant to these plans.

As described above in the "Contractual Obligations, Commitments, Contingencies, Guarantees and Variable Interest Entities" section of this MD&A, we have outstanding $27.0 million aggregate principal amount of convertible unsecured subordinated debentures. On maturity on June 30, 2005, we can elect to satisfy the debentures, in whole or in part, with the number of common shares obtained by dividing the principal amount of the debentures that we want to satisfy with common shares by 95% of the average closing price of the common shares on the Nasdaq National Market for the period of 20 consecutive trading days ending five trading days before maturity. On May 3, 2005, we announced our intention to satisfy the payment of these debentures in cash rather than by the issuance of our common shares.

On November 30, 2004, we announced that our Board of Directors had adopted a shareholder rights plan (the "Rights Plan") to ensure the fair treatment of shareholders in connection with any take-over offer, and to provide the Board of Directors and shareholders with additional time to fully consider any unsolicited take-over bid. We did not adopt the Rights Plan in response to any specific proposal to acquire control of the company. The Rights Plan has been conditionally approved by the Toronto Stock Exchange and was approved by our shareholders at our annual and special meeting of shareholders on May 18, 2005. The Rights Plan took effect as of November 29, 2004, and will have an initial term of three years. The Rights Plan is similar to plans adopted by other Canadian companies and approved by their shareholders.

-----------------------------------------------------------------------

APPLICATION OF CRITICAL ACCOUNTING POLICIES

-----------------------------------------------------------------------

Our financial statements and accompanying notes are prepared in accordance with US GAAP. Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. These estimates and assumptions are affected by management's application of accounting policies. Estimates are deemed critical when a different estimate could have reasonably been used or where changes in the estimates are reasonably likely to occur from period to period and would materially impact our financial condition or results of operations. Our significant accounting policies are discussed in Note 2 to the Consolidated Financial Statements for 2005.

Our management has discussed the development, selection and application of our critical accounting policies with the audit committee of the Board of Directors. In addition, the Board of Directors has reviewed the disclosures in this MD&A.

The following discusses the critical accounting estimates and assumptions that management has made under these policies and how they affect the amounts reported in the unaudited consolidated financial statements for the quarter ended April 30, 2005.

REVENUE RECOGNITION
We follow the accounting guidelines and recommendations contained in the AICPA Statement of Position 97-2 ("SOP 97-2"), "Software revenue recognition" and the US Securities and Exchange Commission's Staff Accounting Bulletin 104, "Revenue recognition in financial statements" ("SAB 104").

We recognize revenue when it is realized or realizable and earned. We consider revenue realized or realizable and earned when it has persuasive evidence of an arrangement, the product has been delivered or the services have been provided to the customer, the sales price is fixed or determinable, and collectibility is reasonably assured. In addition to this general policy, the specific revenue recognition policies for each major category of revenue are included below.

SERVICES REVENUES - Services revenues are principally comprised of the following: (i) ongoing transactional fees for use of our services and products by our customers, which are recognized as the transactions occur; (ii) professional services revenues from consulting, implementation and training services related to our services and products, which are recognized as the services are performed; and (iii) maintenance, subscription and other related revenues, which include revenues associated with maintenance and support of our services and products, which are recognized ratably over the term of the maintenance or subscription period.

LICENSE REVENUES - License revenues derive from licenses granted to our customers to use our software products, and are recognized in accordance with SOP 97-2.

We sometimes enter into transactions that represent multiple-element arrangements, which may include any combination of services and software licenses. These multiple element arrangements are assessed to determine whether they can be separated into more than one unit of accounting or element for the purpose of revenue recognition. Fees are allocated to the various elements using the residual method as outlined in SOP 98-9 "Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions". Pursuant to the residual method, we defer recognition of the fair value of any undelivered elements and determine such fair value using vendor-specific objective evidence. This vendor-specific objective evidence of fair value is established through prices charged for each revenue element when that element is sold separately. We then allocate any residual portion of the arrangement fee to the delivered elements. The revenue recognition policies described in this section are then applied to each unit of accounting or element.

We evaluate the collectibility of our trade receivables based upon a combination of factors on a periodic basis. When we become aware of a specific customer's inability to meet its financial obligations to us (such as in the case of bankruptcy filings or material deterioration in the customer's operating results or financial position, payment experiences and existence of credit risk insurance for certain customers), we record a specific bad debt provision to reduce the customer's related trade receivable to its estimated net realizable value. If circumstances related to specific customers change, the estimate of the recoverability of trade receivables could be further adjusted.

LONG-LIVED ASSETS
SFAS 142, "Goodwill and Other Intangible Assets", requires that goodwill be tested for impairment at the reporting unit level (operating segment or one level below an operating segment) on an annual basis (October 31 for us) and between annual tests in certain circumstances. Application of the goodwill impairment test requires judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. Significant judgments required to estimate the fair value of reporting units include estimating future cash flows, determining appropriate discount rates and other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value and/or goodwill impairment for each reporting unit.

Other long-lived assets include capital assets and intangible assets. Capital assets are depreciated according to the methods and rates described in the Notes to Consolidated Financial Statements for 2005. Intangible assets include customer agreements and relationships, non-compete covenants, existing technologies and trade names. Intangible assets are amortized on a straight-line basis over their estimated useful lives, which are generally five years. We review the carrying value of these assets at least annually for evidence of impairment. In accordance with SFAS 144, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of", an impairment loss is recognized when the estimate of undiscounted future cash flows generated by such assets is less than the carrying amount. Measurement of the impairment loss is based on the present value of the expected future cash flows. Our impairment analysis contains estimates due to the inherently judgmental nature of forecasting long-term estimated cash flows and determining the ultimate useful lives of assets. Actual results will differ, which could materially impact our impairment assessment.

RESTRUCTURING
In June 2002, the FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at its fair value in the period in which the liability is incurred, except for a liability for one-time termination benefits that are incurred over time. The provisions of SFAS 146 are effective for exit or disposal activities initiated after December 31, 2002. The provisions of Emerging Issues Task Force ("EITF") Issue 94-3 shall continue to apply for an exit activity initiated under an exit plan that met the criteria of EITF Issue 94-3 prior to the initial application of SFAS 146. These plans require us to make critical estimates regarding employee termination, contract termination, our ability to sub-lease and other exit costs. We make these estimates based on the terms of the contracts involved, the number and pay scale of employees affected by the restructuring and other related factors. Because such activities are complex processes that take several months to complete, they will involve periodically reassessing the estimates made. As a result, we may have to change originally reported estimates when actual payments are made or the related activities are completed.

LITIGATION
We are currently involved in litigation that is described in the Contractual Obligations, Commitments, Contingencies, Guarantees and Variable Interest Entities section of this MD&A and in Note 14 to the Consolidated Financial Statements for the first quarter of 2006. We are also subject to a variety of other claims and suits that arise from time to time in the ordinary course of our business. We account for contingences in accordance with the provisions of SFAS 5 "Accounting for Contingencies," which requires management to make certain judgments and estimates relating to potential future gains or losses that will ultimately be resolved when one or more future events occurs or fail to occur, and the likelihood of such events occurring or failing to occur.

INCOME TAXES
SFAS 109, "Accounting for Income Taxes", establishes financial accounting and reporting standards for the effect of income taxes. The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in an entity's financial statements or tax returns. Judgment is required in assessing the future tax consequences of events that have been recognized in our financial statements or tax returns.

-----------------------------------------------------------------------

CHANGES IN ACCOUNTING POLICIES

-----------------------------------------------------------------------

At April 30, 2005, we had various stock-based employee compensation plans. We account for those plans in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and related Interpretations. No stock-based employee compensation cost is reflected in income (other than certain options that relate to a specific acquisition, the amount of which is described in Note 12 to the Consolidated Financial Statements for the first quarter of 2006), as no options granted under those plans had an exercise price less than the market value of the underlying common stock on the date of grant.

On December 16, 2004, the FASB issued SFAS No. 123 (revised 2004) "Share Based Payment". Statement 123(R) requires all entities to recognize compensation expense in an amount equal to the fair value of share based-payments. This statement is effective for public companies for the first annual or interim reporting period beginning after June 15, 2005. On April 14, 2005, the United States Securities and Exchange Commission ("SEC") announced the adoption of a new rule that amends the compliance dates for FAS 123(R) allowing SEC registrants to implement FAS 123(R) for their first fiscal year commencing after June 15, 2005 (which, for us, would be fiscal 2007). Given the foregoing, absent any further pronouncements impacting the effective date of FAS 123(R), we currently intend to adopt FAS 123(R) effective for fiscal 2007.

The following table provides the pro-forma impact of expensing stock options for the periods indicated (in thousands of dollars, except per share data):

                                                                         -------------------------
QUARTER ENDED                                                              APRIL 30,     April 30,
                                                                                2005          2004
                                                                         -------------------------
Net income (loss) - As reported                                                  465      (28,943)
Add:  Stock-based compensation - As reported                                      34            35
Less:  Total stock-based compensation expense determined under the fair
value based method for all awards                                               (400)        (580)
                                                                         -------------------------
Net income (loss) - Pro forma                                                     99      (29,488)
                                                                         =========================

Earnings (loss) per share - Basic and diluted
                                                                         -------------------------
As reported                                                                     0.01        (0.71)
                                                                         =========================
Pro forma                                                                       0.00        (0.72)
                                                                         =========================

The fair value of stock option grants is estimated using the Black-Scholes option-pricing model with the following assumptions:

                                                                         -------------------------
QUARTER ENDED                                                              APRIL 30,     April 30,
                                                                                2005          2004
                                                                         -------------------------
Black-Scholes average assumptions:
  Expected dividend yield                                                       0.0%          0.0%
  Expected volatility                                                          67.0%         72.0%
  Risk-free rate                                                                3.4%          3.5%
  Expected option life in years                                                  5.0           4.4
                                                                         -------------------------
Weighted average fair value per option                                         $1.44         $1.39
                                                                         =========================

-----------------------------------------------------------------------

CERTAIN FACTORS THAT MAY AFFECT FUTURE RESULTS

-----------------------------------------------------------------------

ANY INVESTMENT IN OUR COMPANY WILL BE SUBJECT TO RISKS INHERENT TO OUR BUSINESS. BEFORE MAKING AN INVESTMENT DECISION, YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW TOGETHER WITH ALL OTHER INFORMATION INCLUDED IN THIS REPORT. THE RISKS AND UNCERTAINTIES DESCRIBED BELOW ARE NOT THE ONLY ONES FACING OUR COMPANY. ADDITIONAL RISKS AND UNCERTAINTIES THAT WE ARE NOT AWARE OF OR FOCUSED ON OR THAT WE CURRENTLY DEEM IMMATERIAL MAY ALSO IMPAIR OUR BUSINESS OPERATIONS. THIS REPORT IS QUALIFIED IN ITS ENTIRETY BY THESE RISK FACTORS.

IF ANY OF THE FOLLOWING RISKS ACTUALLY OCCUR, THEY COULD MATERIALLY ADVERSELY AFFECT OUR BUSINESS, FINANCIAL CONDITION, LIQUIDITY OR RESULTS OF OPERATIONS. IN THAT CASE, THE TRADING PRICE OF OUR SECURITIES COULD DECLINE AND YOU MAY LOSE ALL OR PART OF YOUR INVESTMENT.

WE HAVE A HISTORY OF LOSSES AND MAY INCUR LOSSES IN THE FUTURE, WHICH MAY NEGATIVELY IMPACT THE PRICE OF OUR SECURITIES.
We incurred a loss in 2005 as well as in prior fiscal quarters and fiscal years. As of April 30, 2005, our accumulated deficit was $410.3 million. We believe that the success of our business depends on our ability to reduce our operating expenses to a level at or below our recurring and visible revenues and our financial results for the first quarter of 2006 reflect that this process is underway. In the first quarter of 2006 we achieved GAAP net income for the first time, however, there can be no assurance that we can generate expense reductions or revenue growth, or that any expense reductions or revenue growth that are achieved can be sustained, to enable continued profitability. Any failure to achieve or maintain profitability would increase the possibility that the value of your investment will decline.

OUR REVENUES AND OPERATING RESULTS, WHICH MAY VARY SIGNIFICANTLY FROM QUARTER TO QUARTER AND THEREFORE BE DIFFICULT TO PREDICT, MAY FAIL TO MEET INVESTMENT COMMUNITY EXPECTATIONS. ANY SUCH FAILURE MAY NEGATIVELY IMPACT THE PRICE OF OUR SECURITIES.
Our revenues and operating results have varied significantly from quarter to quarter in the past, making them difficult to predict, and we expect our revenues and operating results may continue to vary from quarter to quarter in the future due to a variety of factors, many of which are outside of our control. Such factors include, but are not limited to:

     o The termination of any key customer contract, whether by the customer or by us;

     o Our decision on how to satisfy any outstanding convertible debentures on maturity;

     o Legal costs incurred in bringing or defending any litigation with customers and third-party providers, and any corresponding judgments or awards;

     o   Fluctuations in the demand for our services and products;

     o   Price and functionality competition in our industry;

     o Changes in the productivity of, and costs associated with, our distribution channels and international operations;

     o Changes in legislation and accounting standards, including standards relating to revenue recognition, and stock-based compensation;

     o Any further restructuring charges or changes in assumptions related to our previously announced initiatives;

     o Our ability to satisfy all contractual obligations in customer contracts and deliver services and products to the satisfaction of our customers; and

     o   Other risk factors discussed in this report.

Although our revenues may fluctuate from quarter to quarter, significant portions of our expenses are not variable in the short term, and we may not be able to reduce them quickly to respond to decreases in revenues. If revenues are below expectations, this shortfall is likely to adversely and/or disproportionately affect our operating results. Accordingly, we may not attain positive operating margins in future quarters. This has caused our operating results to be below the expectations of securities analysts and investors in certain instances in the past and may do so again in the future. Our failure to meet or exceed analyst and investor expectations could negatively affect the price of our securities.

IF OUR EXISTING CUSTOMERS CANCEL ANY REMAINING PORTIONS OF THEIR CONTRACTS WITH US, OR FAIL TO EITHER RENEW CONTRACTS FOR SERVICES AND PRODUCTS OR PURCHASE ADDITIONAL SERVICES AND PRODUCTS, OUR BUSINESS WOULD BE ADVERSELY AFFECTED.
We depend on our installed customer base for a significant portion of our revenues. In addition, our installed customer base has historically generated additional new license and services revenues for us. Service contracts are generally renewable at a customer's option, can often be terminated with little or no notice, and there are generally no mandatory payment obligations or obligations to license additional software or subscribe for additional services. If our customers fail to renew their service contracts or fail to purchase additional services or products then our revenues could decrease and our operating results could be adversely affected. Further, certain of our customers could delay or terminate implementations of our services and products or be reluctant to migrate to new products for any of the following reasons:

     o   Budgetary constraints related to economic uncertainty; o
         Dissatisfaction with product or service quality;

     o Difficulty in prioritizing a surplus of information technology projects;

     o   Changes in business strategy or priorities or for other reasons; or

     o   Recent events in our company.

Such customers will not generate the revenues anticipated within the timelines anticipated, if at all, and may be less likely to invest in additional services or products from us in the future. This could have an adverse impact on our operating results.

SOME OF OUR CUSTOMERS OPERATE IN INDUSTRIES THAT HAVE BEEN EXPERIENCING DECLINING DEMAND OR CONSOLIDATION OF PARTICIPANTS. IF THESE INDUSTRIES CONTINUE TO EXPERIENCE ECONOMIC DIFFICULTIES OR CONSOLIDATE, THEN THESE CUSTOMERS MAY GENERATE LESS REVENUE FOR OUR BUSINESS.
Some of our customers operate in industries that have experienced declines in demand and reduced or negative growth. Other customers operate in industries in which the volumes of trade and/or shipments have reduced considerably. If these industries continue to experience difficulties, it could adversely affect our business and our ability to collect receivables from these customers. Also, some industries are experiencing consolidation of participants to gain efficiencies, such as the ocean carrier market and the less-than-truckload/truckload transportation industry, which could result in the significant decline or disappearance in the revenues that we receive from these consolidating customers.

SOME OF OUR PRODUCTS AND SERVICES ARE SOLD TO INDUSTRIES WHERE THERE IS DOWNWARD PRICING PRESSURE ON THE PARTICULAR PRODUCT OR SERVICE, EITHER DUE TO COMPETITION, GENERAL INDUSTRY CONDITIONS OR OTHERWISE. IF THIS DOWNWARD PRICING PRESSURE IS NOT COMPENSATED FOR BY INCREASED VOLUMES OF TRANSACTIONS OR INCREASED PRICES ELSEWHERE IN OUR BUSINESS, THEN OUR REVENUES WILL LIKELY DECREASE.
Some of our products and services are sold to industries where there is downward pricing pressure on the particular product or service, either due to competition, general industry conditions or otherwise. We may attempt to deal with this pricing pressure by getting these customers to commit to volumes of activity so that we may better control our costs. In addition, we may attempt to offset this pricing pressure by securing better margins on other products or services sold to the customer, or to other customers elsewhere in our business. If any downward pricing pressure cannot be so offset, then the particular customer may generate less revenue for our business or we may have less aggregate revenue. This could have an adverse impact on our operating results.

LAST YEAR, WE REDUCED OUR WORKFORCE AS PART OF OUR COST REDUCTION INITIATIVES. IF WE FAIL TO ATTRACT AND RETAIN KEY PERSONNEL, IT WOULD ADVERSELY AFFECT OUR ABILITY TO DEVELOP AND EFFECTIVELY MANAGE OUR BUSINESS.
Our performance is substantially dependent on the performance of our key technical and senior management personnel. We do not maintain life insurance policies on any of our employees. Our success is highly dependent on our continuing ability to identify, hire, train, motivate, promote, and retain highly qualified management, technical, and sales and marketing personnel, including key technical and senior management personnel. Competition for such personnel is always strong. Our inability to attract or retain the necessary management, technical, and sales and marketing personnel, or to attract such personnel on a timely basis, could have a material adverse effect on our business, results of operations, financial condition and the price of our securities.

FROM TIME TO TIME, WE MAY BE SUBJECT TO ADDITIONAL LITIGATION OR DISPUTE RESOLUTION THAT COULD RESULT IN SIGNIFICANT COSTS TO US AND DAMAGE TO OUR REPUTATION.
From time to time, we may be subject to additional litigation or dispute resolution in the ordinary course of business relating to any number or type of claims, including claims for damages related to undetected errors or malfunctions of our services and products or their deployment and claims relating to applicable securities laws. A product liability, patent infringement or securities class action claim could seriously harm our business because of the costs of defending the lawsuit, diversion of employees' time and attention, and potential damage to our reputation.

Further, our services and products are complex and often implemented by our customers to interact with third-party technology or networks. Claims may be made against us for damages properly attributable to those third-party technologies or networks, regardless of our responsibility for any failure resulting in a loss - even if our services and products perform in accordance with their functional specifications. We may also have disputes with key suppliers for damages incurred which, depending on resolution of the disputes, could impact the ongoing quality, price or availability of the services or products we procure from the supplier. While our agreements with our customers, suppliers and other third-parties may contain provisions designed to limit exposure to potential claims, these limitation of liability provisions may not be enforceable under the laws of some jurisdictions. As a result, we could be required to pay substantial amounts of damages in settlement or upon the determination of any of these types of claims and incur damage to the reputation of our company and products. The likelihood of such claims and the amount of damages we may be required to pay may increase as our customers increasingly use our services and products for critical business functions or rely on our services and products as the systems of record to store data for use by other customer applications. Although we carry general liability and directors and officers insurance, our insurance may not cover potential claims or may not be adequate to cover all costs incurred in defense of potential claims or to indemnify us for all liability that may be imposed.

OUR RESTRUCTURING INITIATIVES MAY NOT ACHIEVE THEIR INTENDED RESULTS AND MAY HARM OUR BUSINESS.
We previously implemented separate restructuring plans in each of August 2001, June 2002, May 2003 and May 2004. During 2005, we incurred restructuring charges and revisions of $14.1 million and reduced our global workforce by 45%. The objective of the restructuring plans was to reduce our cost structure in support of our services model and generate greater operating efficiencies through reductions in our workforce, and through consolidation of facilities and termination of operating contracts. Workforce reductions negatively impacted, and could continue to negatively impact, our remaining employees, including those directly responsible for sales, and could limit our ability to pursue new revenue opportunities. Further, any failure to retain and effectively manage our remaining employees could increase our costs, hurt our development and sales efforts, and impact the quality of our customer service. These restructuring activities have affected and may continue to affect our ability to pursue new transactions and maintain existing relationships with customers and prospects and therefore negatively affect future revenues. This could continue to harm our business, results of operations and financial condition.

RECENT CHANGES IN REQUIREMENTS RELATING TO ACCOUNTING TREATMENT FOR EMPLOYEE STOCK OPTIONS MAY FORCE US TO CHANGE OUR BUSINESS PRACTICES, WILL RESULT IN ADDITIONAL EXPENSES THAT WILL MAKE IT MORE DIFFICULT TO ACHIEVE OR MAINTAIN PROFITABILITY AND OTHERWISE MATERIALLY ADVERSELY AFFECT OUR BUSINESS.
Recent changes implemented by accounting standards organizations and governmental authorities will require us to treat the value of past and future stock options granted to employees as a compensation expense. As a result, we may reevaluate our stock option compensation practices including the number of stock options granted to employees. In the absence of alternative cash or other compensation plans to replace any reduced benefits to employees under the stock option plan, this change could affect our ability to retain existing employees, attract qualified candidates and otherwise materially adversely affect our business. In addition, the incremental expense will make it more difficult to achieve or, if achieved, maintain profitability, which would in turn have a material adverse effect on our business, results of operation and financial condition.

WE HAVE REACHED AN AGREEMENT-IN-PRINCIPLE TO SETTLE, BUT STILL FACE, SECURITIES CLASS ACTION LITIGATION.
On or about May 19, 2004, we were named as a defendant in a securities class action lawsuit captioned BRIJ WALIA V. THE DESCARTES SYSTEMS GROUP INC., ET AL., which was filed in the United States District Court for the Southern District of New York purportedly on behalf of purchasers of our common stock between June 4, 2003 and May 6, 2004. The complaint also names as defendants two of our former officers. The complaint alleges, among other things, that the defendants made misstatements to the investing public between June 4, 2003 and May 6, 2004 regarding our financial condition. Three additional complaints were also filed making substantially similar allegations, and all four complaints were consolidated into one. On November 2, 2004, we announced that we had reached an agreement-in-principle to settle the consolidated class action litigation, subject to a formal written settlement agreement and court approval. In January 2005, the parties to the litigation executed a memorandum of understanding that memorialized the terms of the settlement-in-principle. While we indicated on November 2, 2004 that we did not expect the settlement-in-principle to have any future impact on our operating results, there can be no assurance that the class action litigation will not have a material adverse effect on our results of operations or financial position if the terms of the settlement-in-principle are altered, or if the agreed settlement-in-principle is not approved by the court.

WE MAY IN THE FUTURE HAVE INCREASING DIFFICULTY OBTAINING AND MAINTAINING COST-EFFECTIVE INSURANCE WHICH MAY HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS, RESULTS OF OPERATIONS AND FINANCIAL CONDITION, AND MAY RESTRICT OUR ABILITY TO ATTRACT AND RETAIN OUTSIDE DIRECTORS FOR OUR BOARD OF DIRECTORS.
We obtain insurance to cover a variety of potential risks and liabilities. In the current market, insurance coverage is becoming more restrictive. When insurance coverage is offered, the deductible for which we are responsible is larger and premiums have increased substantially, particularly with respect to our director and officer liability insurance. As a result, it may, in the future, become more difficult to maintain insurance coverage at historical levels, or if such coverage is available, the cost to obtain or maintain it may increase substantially. This is especially so where we have claims experience pursuant to a particular policy, such as our recent agreement-in-principle to settle the class action litigation for $1.5 million of which our insurers are paying $1.1 million. If insurance is more difficult, or unable, to be obtained then this may result in our being forced to bear the burden of an increased portion of risks for which we have traditionally been covered by insurance, which could have a material adverse effect on our business, results of operations and financial condition. This could also restrict our ability to attract and retain outside directors to our Board of Directors.

OUR COMMON STOCK PRICE HAS IN THE PAST BEEN VOLATILE AND MAY ALSO BE IN THE FUTURE.
The trading price of our common stock has in the past been subject to wide fluctuations and may also be in the future. This may make it more difficult for you to resell your common shares when you want at prices that you find attractive. These fluctuations may be caused by events unrelated to our operating performance and beyond our control. Factors that may contribute to fluctuations include, but are not limited to:

     o Revenue or results of operations in any quarter failing to meet the expectations, published or otherwise, of the investment community;

     o Changes in recommendations or financial estimates by industry or investment analysts;

     o   Changes in management;

     o   Outcomes of litigation or arbitration proceedings;

     o Announcements of technological innovations or acquisitions by us or by our competitors;

     o Introduction of new products or significant customer wins or losses by us or by our competitors;

     o Developments with respect to our intellectual property rights or those of our competitors;

     o   Rumors or dissemination of false and/or misleading information;

     o Fluctuations in the stock prices of other companies in the technology and emerging growth sectors;

     o   General market conditions; and

     o   Other risk factors set out in this report.

If the market price of a company's stock drops significantly, stockholders could institute securities class action lawsuits against that company, regardless of the merits of such claims. Such a lawsuit, such as the one in which we were named a defendant on or about May 19, 2004 (as discussed above), could cause us to incur substantial costs and could divert the time and attention of our management and other resources from our business.

WE COULD BE EXPOSED TO BUSINESS RISKS IN OUR INTERNATIONAL OPERATIONS THAT COULD LIMIT THE EFFECTIVENESS OF OUR GROWTH STRATEGY AND CAUSE OUR OPERATING RESULTS TO SUFFER.
While our headquarters are in North America, we currently have direct operations in both Europe and the Asia Pacific region. Though we have reduced our presence in these geographies, we anticipate that these international operations will continue to require significant management attention and financial resources to localize our services and products for delivery in these markets, to develop compliance expertise relating to international regulatory agencies, and to develop direct and indirect sales and support channels in those markets. We face a number of risks associated with conducting our business internationally that could negatively impact our operating results, including:

     o Longer collection time from foreign clients, particularly in the Asia Pacific region;

     o   Difficulty in repatriating cash from certain foreign jurisdictions;

     o Language barriers, conflicting international business practices, and other difficulties related to the management and administration of a global business;

     o Difficulties and costs of staffing and managing geographically disparate direct and indirect operations;

     o   Currency fluctuations and exchange and tariff rates;

     o Multiple, and possibly overlapping, tax structures and the burden of complying with a wide variety of foreign laws;

     o   Trade restrictions;

     o The need to consider characteristics unique to technology systems used internationally;

     o   Economic or political instability in some international markets; and

     o   Other risk factors set out in this report.

IF WE NEED ADDITIONAL CAPITAL IN THE FUTURE AND ARE UNABLE TO OBTAIN IT AS NEEDED OR CAN ONLY OBTAIN IT ON UNFAVORABLE TERMS, OUR OPERATIONS AND GROWTH STRATEGY MAY BE ADVERSELY AFFECTED, AND THE MARKET PRICE FOR OUR SECURITIES COULD DECLINE.
Historically, we have financed our operations primarily through cash flows from our operations, long-term borrowings, and the sale of our debt and equity securities. As of April 30, 2005, we had cash, cash equivalents and marketable securities of approximately $53.1 million and a $9.5 million operating line of credit of which $8.5 million is unutilized. While we believe this provides sufficient liquidity to fund our current operating requirements and the repayment of our outstanding convertible debentures (of which $27.0 million principal amount was outstanding at April 30, 2005), we may need to raise additional debt or equity capital to fund expansion of our operations, to enhance our services and products, or to acquire or invest in complementary products, services, businesses or technologies. If we raise additional funds through further issuances of convertible debt or equity securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences, and privileges superior to those attaching to our common stock. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. In addition, we may not be able to obtain additional financing on terms favorable to us, if at all. If adequate funds are not available on terms favorable to us, our operations and growth strategy may be adversely affected and the market price for our common stock could decline.

OUR INDEBTEDNESS, AND OUR DECISION ON HOW TO SATISFY THE INDEBTEDNESS ON MATURITY, MAY HAVE A MATERIAL ADVERSE EFFECT ON OUR CASH POSITION AND OUR FINANCIAL CONDITION.
In June 2000, we completed a convertible debt offering of $75.0 million of 5.5% convertible unsecured subordinated debentures. We have since repurchased $48.0 million of these debentures, leaving $27.0 million in outstanding debentures. In May 2005, we announced our intention to satisfy the debentures in cash, thus decreasing our cash position. In the alternative, if the outstanding principal amount of our convertible debentures is satisfied by us on maturity through the issuance by us of common shares, the aggregate number of outstanding shares will be increased significantly and will result in substantial dilution to you and a decrease in our earnings per share, all of which may result in a material decline in the market price for our common stock. Our indebtedness could have other important consequences for investors. For example, it could:

     o Increase our vulnerability to general adverse economic and industry conditions;

     o   Limit our ability to obtain additional financing;

     o Require the dedication of a significant portion of our cash flows from operations to the payment of principal of, and interest on, our indebtedness, thereby reducing the availability of capital to fund our operations, working capital, capital expenditures, acquisitions and other general corporate purposes;

     o Limit our flexibility in planning for, or reacting to, changes in our business and the industry; and

     o   Place us at a competitive disadvantage relative to our competitors.

Although we have no present plans to do so, we may incur substantial additional debt in the future. If a significant amount of new debt is added to our current levels, the related risks described above could intensify.

CHANGES IN THE VALUE OF THE US DOLLAR, AS COMPARED TO THE CURRENCIES OF OTHER COUNTRIES WHERE WE TRANSACT BUSINESS, COULD HARM OUR OPERATING RESULTS AND FINANCIAL CONDITION.
To date, our international revenues have been denominated primarily in US dollars. However, the majority of our international expenses, including the wages of our non-US employees and certain key supply agreements, have been denominated in currencies other than the US dollar. Therefore, changes in the value of the US dollar as compared to these other currencies may materially adversely affect our operating results. We generally have not implemented hedging programs to mitigate our exposure to currency fluctuations affecting international accounts receivable, cash balances and intercompany accounts. We also have not hedged our exposure to currency fluctuations affecting future international revenues and expenses and other commitments. Accordingly, currency exchange rate fluctuations have caused, and may continue to cause, variability in our foreign currency denominated revenue streams and our cost to settle foreign currency denominated liabilities. In particular, we incur a significant portion of our expenses in Canadian dollars relative to the amount of revenue we receive in Canadian dollars, so fluctuations in the Canadian-US dollar exchange rate could have a material adverse effect on our business, results of operations and financial condition.

FAIR VALUE ASSESSMENTS OF OUR INTANGIBLE ASSETS REQUIRED BY GAAP MAY REQUIRE US TO RECORD SIGNIFICANT NON-CASH CHARGES ASSOCIATED WITH INTANGIBLE ASSET IMPAIRMENT.
Portions of our assets are intangible, which include customer agreements and relationships, non-compete covenants, existing technologies and trade names. We amortize intangible assets on a straight-line basis over their estimated useful lives, which is generally five years. We review the carrying value of these assets at least annually for evidence of impairment. In accordance with SFAS No. 144, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," an impairment loss is recognized when the estimate of undiscounted future cash flows generated by such assets is less than the carrying amount. Measurement of the impairment loss is based on the present value of the expected future cash flows. Future fair value assessments of intangible assets may require additional impairment charges to be recorded in the results of operations for future periods. This could impair our ability to achieve or maintain profitability in the future.

CONTINUED REGIONAL AND/OR GLOBAL ECONOMIC, POLITICAL AND MARKET CONDITIONS, INCLUDING ACTS OF TERRORISM AND ARMED CONFLICT, MAY CAUSE A DECREASE IN DEMAND FOR OUR SUPPLY CHAIN SERVICES AND SOFTWARE WHICH MAY NEGATIVELY AFFECT OUR REVENUE AND OPERATING RESULTS.
Our revenue and profitability depend on the overall demand of our current and potential customers for our supply chain services and products. Regional and/or global changes in the economy and financial markets, viral outbreaks, and political instability in geographic areas have resulted in companies generally reducing spending for technology services and products and delaying or reconsidering potential purchases of our supply chain services and products. The economic uncertainty resulting from continuation or escalation of military action or terrorist activity may continue to negatively impact our customers and cause them to limit or reduce spending on our services and products. Future declines in demand for our services and/or products could adversely affect our revenues and operating results.

FAILURE TO ACHIEVE BROAD MARKET ACCEPTANCE OF THE WAY IN WHICH WE PRICE AND DELIVER SERVICES AND PRODUCTS COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS AND RESULTS OF OPERATIONS AND FINANCIAL CONDITION.
We have two primary models for pricing and delivering services and products: one whereby we deliver services and products over our proprietary network, for which we charge customers on a per-transaction basis; and one whereby we license our products to customers in exchange for a license fee. If this business strategy is flawed, or if we are unable to execute on it effectively, our business, operating results and financial condition could be substantially harmed. Any factor adversely affecting market acceptance of the ways by which our services and products are priced or delivered, including the availability and price of competing services and products or negative industry analyst commentary, could have a material adverse effect on our business, results of operations and financial condition.

IF WE ARE UNABLE TO GENERATE BROAD MARKET ACCEPTANCE OF OUR SERVICES AND PRODUCTS, SERIOUS HARM COULD RESULT TO OUR BUSINESS. We currently derive substantially all of our revenues from our supply chain services and products and expect to do so in the future. Broad market acceptance of these types of services and products is therefore critical to our future success. The demand for, and market acceptance of, our services and products are subject to a high level of uncertainty. Our services and products are often considered complex and may involve a new approach to the conduct of business by our customers. Intensive marketing and sales efforts may be necessary to educate prospective customers regarding the uses and benefits of these services and products in order to generate demand. There can be no assurance, however, that such efforts will enable us to maintain our current level of market acceptance or to achieve any additional degree of market acceptance. The market for our services and products may weaken, competitors may develop superior services and products or we may fail to develop acceptable services and products to address new market conditions. Any one of these events could have a material adverse effect on our business, results of operations and financial condition.

WE MAY NOT REMAIN COMPETITIVE. INCREASED COMPETITION COULD SERIOUSLY HARM OUR BUSINESS.
The market for supply chain technology is highly competitive and subject to rapid technological change. We expect that competition will increase in the future. To maintain and improve our competitive position, we must continue to develop and introduce in a timely and cost effective manner new products, product features and network services to keep pace with our competitors. Current and potential competitors include supply chain application software vendors, customer internal development efforts, value-added networks and business document exchanges, enterprise resource planning software vendors and general business application software vendors. Many of our current and potential competitors may have one or more of the following relative advantages:

     o   Longer operating history;

     o Greater financial, technical, marketing, sales, distribution and other resources;

     o   Profitable operations;

     o   Superior product functionality in specific areas;

     o   Greater name recognition;

     o   A broader range of products to offer;

     o   Better performance;

     o   A larger installed base of customers;

     o   Established relationships with customers that we are targeting; or

     o   Greater worldwide presence.

Further, current and potential competitors have established, or may establish, cooperative relationships and business combinations among themselves or with third parties to enhance their products, which may result in increased competition. In addition, we expect to experience increasing price competition and competition surrounding other commercial terms as we compete for market share. In particular, larger competitors or competitors with a broader range of services and products may bundle their products, rendering our products more expensive and/or relatively less functional. As a result of these and other factors, we may be unable to compete successfully with our existing or new competitors.

SYSTEM OR NETWORK FAILURES IN CONNECTION WITH OUR SERVICES AND PRODUCTS COULD REDUCE OUR SALES, IMPAIR OUR REPUTATION, INCREASE COSTS OR RESULT IN LIABILITY CLAIMS, AND SERIOUSLY HARM OUR BUSINESS.
Any disruption to our services and products, our own information systems or communications networks or those of third-party providers upon whom we rely as part of our own product offerings, including the Internet, could result in the inability of our customers to receive our products for an indeterminate period of time. Our services and products may not function properly for any of the following reasons:

     o   System or network failure;

     o   Interruption in the supply of power;

     o   Virus proliferation;

     o   Earthquake, fire, flood or other natural disaster; or

     o   An act of war or terrorism.

Although we have made significant investments, both internally and with third-party providers, in redundant and back-up systems for some of our services and products, these systems may be insufficient or may fail and result in a disruption of availability of our products or services to our customers. Any disruption to our services could impair our reputation and cause us to lose customers or revenue, or face litigation, customer service or repair work that would involve substantial costs and distract management from operating our business.

SERIOUS HARM TO OUR BUSINESS COULD RESULT IF THERE IS A SECURITY FAILURE OR VIRUS PROLIFERATION WITH OUR SERVICES AND PRODUCTS.
The secure exchange of customer information over public networks is a significant concern of consumers engaging in on-line transactions and interaction. Our services and products use various security methods to provide the security necessary to enable the secure exchange of customer information. We also implement commercial virus software. Advances in computer capabilities, new discoveries in the field of computer security, or other events or developments could result in a compromise or breach of the algorithms that these security methods use to protect customer transaction data. Computer viruses may nevertheless infiltrate our products or the networks over which we deliver our services, resulting in unexpected results, unavailability of our services and products and significant costs to eliminate the virus. If any compromise, breach of security or virus infiltration were to occur, it could have a material adverse effect on our reputation, business, results of operations and financial condition.

IF THE DEVELOPMENT OF OUR SERVICES AND PRODUCTS FAILS TO KEEP PACE WITH OUR INDUSTRY'S RAPID EVOLUTION, OUR FUTURE RESULTS MAY BE MATERIALLY AND ADVERSELY AFFECTED.
The markets for our services and products are subject to rapid technological change, changing customer needs, frequent new product introductions and evolving industry standards. We have historically been successful in keeping pace with, if not leading, these changes, but if we fail to do so in the future, our services and products may be rendered less competitive or obsolete. Our services and product development and testing efforts have required, and are expected to continue to require, substantial investments and may take significant periods of time. We may not possess sufficient resources to continue to make future necessary investments in technology on a timely basis or complete the developments that we have already undertaken. Cutbacks in our workforce could lengthen the time necessary to develop our products or cause us to abandon certain development. In addition, we may not successfully identify new product opportunities or develop and bring new services and products to market in a timely and efficient manner.

Our growth and future operating results will depend, in part, upon our ability to continue to enhance existing services and products and develop and introduce new services and products or capabilities that:

     o   Meet or exceed technological advances in the marketplace;

     o Meet changing market and customer requirements, including rapid realization of benefits and the need to rapidly manage and analyze increasingly large volumes of data;

     o   Comply with changing industry standards and achieve market acceptance;

     o Integrate with system platforms, operating environments and user interfaces commercially accepted from time to time; and

     o Integrate third-party technology effectively and respond to competitive offerings.

If we are unable, for technological or other reasons, to develop and introduce new and enhanced services and products in a timely manner, we may lose existing customers or fail to attract new customers, which may have a material adverse effect on our results of operations and financial condition.

OUR EFFORTS TO DEVELOP AND SUSTAIN STRATEGIC RELATIONSHIPS TO IMPLEMENT AND PROMOTE OUR SERVICES AND PRODUCTS MAY FAIL, WHICH COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR RESULTS OF OPERATIONS AND FINANCIAL CONDITION.
We are developing, maintaining and enhancing significant working relationships with complementary vendors, such as software companies, service providers, consulting firms, resellers and others that we believe can play important roles in marketing our services and products. We are currently investing, and intend to continue to invest, significant resources to develop and enhance these relationships, which could adversely affect our operating margins. We may be unable to develop relationships with organizations that will be able to market our products effectively. Our arrangements with these organizations are not exclusive and, in many cases, may be terminated by either party without cause. Many of the organizations with which we are developing or maintaining marketing relationships have commercial relationships with our competitors. There can be no assurance that any organization will continue its involvement with us or with our products. The loss of relationships with important organizations could materially and adversely affect our results of operations and financial condition.

WE DEPEND ON OUR THIRD-PARTY PROVIDERS FOR OUR SERVICES AND PRODUCT OFFERINGS AND OUR BUSINESS. IF OUR RELATIONSHIPS WITH ANY OF THESE THIRD-PARTY PROVIDERS ARE IMPAIRED, OUR BUSINESS COULD BE HARMED.
We incorporate and include third-party services and products into and with our own services and products. We are likely to incorporate third-party services and products into our own services and products, and include additional third-party products in our service and product offerings, as we expand our own service and product offerings. In addition, we use third-party services and products as part of our own internal financial information systems. If our relations with any of our third-party providers are impaired such that we cannot secure access to their services or products on favorable terms, or if we are unable to obtain or develop a replacement for the third-party service or product, our business could be harmed. The operation of our own services and products or financial systems would be impaired if errors occur in the third-party products, or failures occur in the third-party services, that we utilize. It may be more difficult for us to correct any defects in third-party services or products because the services or products are not within our control. Accordingly, our business could be adversely affected in the event of any errors in these third-party products or failures of third-party services. There can be no assurance that these third-parties will continue to invest the appropriate levels of resources in their services and products to maintain and enhance their products' capabilities.

OUR SUCCESS AND ABILITY TO COMPETE DEPENDS UPON OUR ABILITY TO SECURE AND PROTECT PATENTS, TRADEMARKS AND OTHER PROPRIETARY RIGHTS.
We consider certain aspects of our internal operations, our products, services and related documentation to be proprietary, and we primarily rely on a combination of patent, copyright, trademark and trade secret laws and other measures to protect our proprietary rights. Patent applications or issued patents, as well as trademark, copyright, and trade secret rights, may not provide significant protection or competitive advantage and may require significant resources to obtain and defend. We also rely on contractual restrictions in our agreements with customers, employees, outsourced developers and others to protect our intellectual property rights. There can be no assurance that these agreements will not be breached, that we have adequate remedies for any breach, or that our patents, copyrights, trademarks or trade secrets will not otherwise become known. Moreover, the laws of some countries do not protect proprietary intellectual property rights as effectively as do the laws of the United States and Canada. Protecting and defending our intellectual property rights could be costly regardless of venue.

Through an escrow arrangement, we have granted some of our customers a contingent future right to use our source code for software products solely for internal maintenance services. If our source code is accessed through an escrow, the likelihood of misappropriation or other misuse of our intellectual property may increase.

CLAIMS THAT WE INFRINGE THIRD-PARTY PROPRIETARY RIGHTS COULD TRIGGER INDEMNIFICATION OBLIGATIONS AND RESULT IN SIGNIFICANT EXPENSES OR RESTRICTIONS ON OUR ABILITY TO PROVIDE OUR SERVICES.
Competitors and other third-parties have claimed and in the future may claim that our current or future services or products infringe their proprietary rights or assert other claims against us. Many of our competitors have obtained patents covering products and services generally related to our products and services, and they may assert these patents against us. Any intellectual property claim, with or without merit, could be time consuming and expensive to litigate or settle and could divert management attention from focusing on our core business. As a result of such a dispute, we may have to pay damages, incur substantial legal fees, suspend the sale or deployment of our services and products, develop costly non-infringing technology, if possible, or enter into license agreements, which may not be available on terms acceptable to us, if at all. Any of these results would increase our expenses and could decrease the functionality of our services and products, which would make our services and products less attractive to our current or potential customers. We have agreed in some of our agreements, and may agree in the future, to indemnify other parties for any expenses or liabilities resulting from claimed infringements of the proprietary rights of third-parties. If we are required to make payments pursuant to these indemnification agreements, it could have a material adverse effect on our business, results of operations and financial condition.

OUR SHAREHOLDER RIGHTS PLAN MAY MAKE A TAKEOVER ATTEMPT MORE DIFFICULT.
Our shareholders ratified, confirmed and approved the Rights Plan on May 18, 2005. The provisions of the Rights Plan could discourage, delay or prevent a change in control, even if a change in control might be regarded as beneficial to some or all of our stockholders.

THE DESCARTES SYSTEMS GROUP INC.
CONSOLIDATED BALANCE SHEETS
(US DOLLARS IN THOUSANDS; US GAAP; APRIL 30 DATA UNAUDITED)
--------------------------------------------------------------------------------

                                                                                           --------      --------
                                                                                          APRIL 30,   January 31,
                                                                                               2005          2005
                                                                                           --------      --------
ASSETS
CURRENT ASSETS
    Cash and cash equivalents                                                                21,559        17,220
    Marketable securities                                                                    31,543        31,534
    Accounts receivable
       Trade                                                                                  6,571         7,097
       Other                                                                                  1,066         1,008
    Prepaid expenses and other                                                                  979         1,325
                                                                                           --------      --------
                                                                                             61,718        58,184
CAPITAL ASSETS                                                                                6,558         6,966
LONG-TERM INVESTMENT                                                                          2,576         3,300
INTANGIBLE ASSETS                                                                             3,344         4,122
                                                                                           --------      --------
                                                                                             74,196        72,572
                                                                                           ========      ========

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
    Accounts payable                                                                          2,022         1,805
    Accrued liabilities                                                                       5,148         5,429
    Deferred revenue                                                                          3,847         2,605
    Convertible debentures                                                                   26,995        26,995
                                                                                           --------      --------
                                                                                             38,012        36,834
                                                                                           --------      --------

COMMITMENTS, CONTINGENCIES AND GUARANTEES (Note 14)

SHAREHOLDERS' EQUITY
    Common shares - unlimited shares authorized; Shares issued and outstanding totaled
    40,705,811 at April 30, 2005 and January 31, 2005                                       364,907       364,907
    Additional paid-in capital                                                               81,658        81,658
    Unearned deferred compensation                                                             (159)         (193)
    Accumulated other comprehensive income                                                       40            93
    Accumulated deficit                                                                    (410,262)     (410,727)
                                                                                           --------      --------
                                                                                             36,184        35,738
                                                                                           --------      --------
                                                                                             74,196        72,572
                                                                                           ========      ========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

THE DESCARTES SYSTEMS GROUP INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(US DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS; US GAAP; UNAUDITED)
--------------------------------------------------------------------------------

                                                                                           ----------------------
                                                                                             THREE MONTHS ENDED
                                                                                           ----------------------
                                                                                          APRIL 30,     April 30,
                                                                                               2005          2004
                                                                                           --------      --------
REVENUES                                                                                     11,306        13,256
COST OF REVENUES                                                                              4,816         5,465
                                                                                           --------      --------
GROSS MARGIN                                                                                  6,490         7,791
                                                                                           --------      --------
EXPENSES
    Sales and marketing                                                                       2,123         8,073
    Research and development                                                                  1,644         3,790
    General and administrative                                                                1,982         4,918
    Amortization of intangible assets                                                           778         1,126
    Impairment of goodwill                                                                     --          18,038
    Restructuring costs                                                                        (221)          554
                                                                                           --------      --------
                                                                                              6,306        36,499
                                                                                           --------      --------
INCOME (LOSS) FROM OPERATIONS                                                                   184       (28,708)
                                                                                           --------      --------
OTHER INCOME (EXPENSE)
    Interest expense                                                                           (413)         (435)
    Investment income                                                                           226           246
    Gain on sale of long-term investment                                                        475          --
                                                                                           --------      --------
                                                                                                288          (189)
                                                                                           --------      --------
INCOME (LOSS) BEFORE INCOME TAXES                                                               472       (28,897)
INCOME TAX EXPENSE - CURRENT                                                                      7            46
                                                                                           --------      --------
NET INCOME (LOSS)                                                                               465       (28,943)
                                                                                           ========      ========
EARNINGS (LOSS) PER SHARE
    Basic and diluted                                                                          0.01         (0.71)
                                                                                           ========      ========
WEIGHTED AVERAGE SHARES OUTSTANDING (IN THOUSANDS)
    Basic                                                                                    40,706        40,706
    Diluted                                                                                  41,463        40,706
                                                                                           ========      ========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

THE DESCARTES SYSTEMS GROUP INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(US DOLLARS IN THOUSANDS; US GAAP; UNAUDITED)
--------------------------------------------------------------------------------

                                                                                           ----------------------
                                                                                             THREE MONTHS ENDED
                                                                                           ----------------------
                                                                                          APRIL 30,     April 30,
                                                                                               2005          2004
                                                                                           --------      --------
OPERATING ACTIVITIES
Net income (loss)                                                                               465       (28,943)
Adjustments to reconcile net income (loss) to cash provided by (used in) operating activities:
    Depreciation                                                                                516           610
    Amortization of intangible assets                                                           778         1,126
    Impairment of goodwill                                                                     --          18,038
    Amortization of convertible debenture costs                                                  64            64
    Amortization of deferred compensation                                                        34            35
    Gain on sale of long-term investment                                                       (475)         --
     Changes in operating assets and liabilities:
       Accounts receivable
          Trade                                                                                 526           153
          Other                                                                                 (58)        1,105
       Prepaid expenses and deferred charges                                                    282           215
       Accounts payable                                                                         217        (1,668)
       Accrued liabilities                                                                     (334)        1,424
       Deferred revenue                                                                       1,242           276
                                                                                           --------      --------
Cash provided by (used in) operating activities                                               3,257        (7,565)
                                                                                           --------      --------
INVESTING ACTIVITIES
    Maturities of marketable securities                                                       4,988         3,119
    Sale of marketable securities                                                              --           5,123
    Purchase of marketable securities                                                        (4,997)         --
    Additions to capital assets                                                                (108)         (871)
    Sale of long-term investment                                                              1,199          --
                                                                                           --------      --------
Cash provided by investing activities                                                         1,082         7,371
                                                                                           --------      --------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                              4,339          (194)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                                             17,220        13,187
                                                                                           --------      --------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                                                   21,559        12,993
                                                                                           ========      ========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
    Cash paid during the period for interest                                                   --            --
    Cash paid during the period for income taxes                                                 13            91
                                                                                           ========      ========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.
-----------------------------------------------------------------------

-----------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL
STATEMENTS (TABULAR AMOUNTS IN THOUSANDS OF US DOLLARS, EXCEPT PER SHARE AMOUNTS; US GAAP)

-----------------------------------------------------------------------

NOTE 1 - DESCRIPTION OF THE BUSINESS

The Descartes Systems Group Inc. ("Descartes", "Company", "our" or "we") operates in one business segment providing on-demand supply chain solutions that help companies efficiently deliver their products and services to their customers. Our technology-based solutions, which consist of services and software, provide connectivity and document exchange, route planning and wireless dispatch, rate management, inventory and asset visibility, transportation management, and warehouse optimization.

NOTE 2 - BASIS OF PRESENTATION

The accompanying unaudited interim consolidated financial statements have been prepared in United States (US) dollars and in accordance with generally accepted accounting principles (GAAP) in the US and the rules and regulations of the Canadian Securities Administrators and US Securities and Exchange Commission for the preparation of interim financial statements. Accordingly, these interim consolidated financial statements do not include all of the information and notes required for compliance with GAAP in the US for annual financial statements. These statements should be read in conjunction with our audited consolidated financial statements prepared for the fiscal year ended January 31, 2005.

The interim financial statements reflect all adjustments (consisting only of normal, recurring adjustments), which are, in the opinion of management, necessary for a fair presentation of results for the interim periods presented. The preparation of these unaudited interim consolidated financial statements requires management to make estimates and assumptions that affect the amounts reported in the interim consolidated financial statements and the accompanying notes. Actual results could differ from these estimates and the results of operations for the interim period should not be considered indicative of results to be expected for the full year ending January 31, 2006. In addition, certain deferred charges from the prior year have been reclassified to conform to the current fiscal year presentation.

Our fiscal year commences on February 1st of each year and ends on January 31st of the following year. Our fiscal year, which ends on January 31, 2006, is referred to as the "current fiscal year," "fiscal 2006," "2006," or using similar words. Our previous fiscal year, which ended on January 31, 2005, is referred to as the "previous fiscal year," "fiscal 2005," "2005," or using similar words. Other fiscal years are referenced by the applicable year during which the fiscal year ends. For example, "2008" refers to the annual period ending January 31, 2008 and the "third quarter of 2008" refers to the quarter ending October 31, 2007.

NOTE 3 - CASH, CASH EQUIVALENTS AND MARKETABLE SECURITIES

Cash and cash equivalents include short-term deposits and cash invested in money market securities. Marketable securities are comprised of short- and long-term marketable securities. Short-term marketable securities comprise debt securities with original maturities of 12 months from the balance sheet date and Dividend Received Deduction ("DRD") eligible investments. Long-term marketable securities comprise debt securities with original maturities in excess of 12 months from the balance sheet date.

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for certain investments in debt and equity securities", we classify all investments in debt securities as available-for-sale. These debt securities are carried at fair value on the balance sheet with unrealized investment gains (losses) excluded from net loss and reported in accumulated other comprehensive loss as a separate component of shareholder's equity. Total unrealized investment gains (losses) were approximately ($27,000) and $34,000 for the first quarter of 2006 and 2005, respectively.

Our investment portfolio is subject to market risk due to changes in interest rates. We place our investments with high credit quality issuers and, by policy, limit the amount of credit exposure to any one issuer. As stated in our investment policy, we are averse to principal loss and seek to preserve our invested funds by limiting default risk, market risk and reinvestment risk.

OPERATING LINES OF CREDIT
We have an operating line of credit of $9.5 million (Canadian $12.0 million) in Canada. Borrowings under this facility bear interest at the prime rate based on the borrowed currency (4.25% on Canadian dollar borrowings and 6.00% on US dollar borrowings at April 30, 2005), are due on demand and are secured by our bond portfolio and a general assignment of inventory and accounts receivable. At April 30, 2005, we had issued letters of credit with balances outstanding of $1.0 million, which reduced the available operating line of credit by a corresponding amount.

NOTE 4 - TRADE RECEIVABLES

                                                     ---------------------------
                                                        APRIL 30,    January 31,
                                                             2005           2005
                                                     ---------------------------
Trade receivables                                           8,708          9,040
Less: Allowance for doubtful accounts                     (2,137)        (1,943)
                                                     ---------------------------
                                                            6,571          7,097
                                                     ===========================

NOTE 5 - CAPITAL ASSETS

                                                     ---------------------------
                                                        APRIL 30,    January 31,
                                                             2005           2005
                                                     ---------------------------
Cost
  Computer equipment and software                          10,871         11,214
  Furniture and fixtures                                    1,584          1,607
  Leasehold improvements                                    1,642          1,953
                                                     ---------------------------
                                                           14,097         14,774
Accumulated amortization
  Computer equipment and software                           5,406          5,537
  Furniture and fixtures                                    1,057            970
  Leasehold improvements                                    1,076          1,301
                                                     ---------------------------
                                                            7,539          7,808
                                                     ---------------------------
                                                            6,558          6,966
                                                     ===========================

The carrying amount of assets under development or obtained for internal use that are not being depreciated was nil as at April 30, 2005 and January 31, 2005.

NOTE 6 - LONG-TERM INVESTMENT

In June 2000, in conjunction with the licensing of our technology solutions to Ocado, formerly LM Solutions, we took a minority position in Ocado. Ocado is an online food retailer based in the United Kingdom. The aggregate investment in Ocado, which is accounted for using the cost method, was $5.1 million. During the quarter ended April 30, 2001, management conducted a review of the carrying value of this investment and as a result recorded a provision of $1.8 million against the carrying value of this investment as the impairment was considered to be other than temporary. Since the quarter ended April 30, 2001, management has conducted a quarterly assessment of this investment. No impairment of this long-term investment has been identified since the quarter ended April 30, 2001.

During the first quarter of fiscal 2006, we sold 22% of our investment in Ocado for approximately $1.2 million, resulting in a gain of $0.5 million. We will continue to account for our remaining interest in Ocado using the cost basis of accounting.

NOTE 7 - GOODWILL AND INTANGIBLE ASSETS

                                                     ---------------------------
                                                       APRIL 30,     January 31,
                                                            2005            2005
                                                     ---------------------------
GOODWILL
  Cost                                                    18,238          18,238
  Impairment                                            (18,238)        (18,238)
                                                     ---------------------------
                                                               -               -
                                                     ---------------------------

INTANGIBLE ASSETS
Cost
  Customer agreements and relationships                   24,809          24,809
  Non-compete covenants                                    1,162           1,162
  Existing technology                                     15,799          15,799
  Trade names                                             11,110          11,110
                                                     ---------------------------
                                                          52,880          52,880
Accumulated amortization and impairment
  Customer agreements and relationships                   23,369          22,987
  Non-compete covenants                                    1,079           1,049
  Existing technology                                     14,654          14,396
  Trade names                                             10,434          10,326
                                                     ---------------------------
                                                          49,536          48,758
                                                     ---------------------------
                                                           3,344           4,122
                                                     ---------------------------

GOODWILL
When we acquire a subsidiary, we determine the fair value of the net tangible and intangible assets acquired and compare the total amount to the amount that we paid for the investment. Any excess of the amount paid over the fair value of those net assets is considered to be goodwill. Goodwill is tested at least annually for impairment to ensure that its fair value is greater than or equal to carrying value. Any excess of carrying value over fair value is charged to income in the period in which impairment is determined. We determined that there were impairment write-downs of $18.2 million in the first quarter of 2005.

As of the end of the first quarter of 2006, there is no goodwill recorded on our balance sheet. Accordingly, we will no longer be performing tests for impairment of goodwill. If additional goodwill is recorded in future periods as a result of acquisitions or otherwise, we will resume our annual goodwill impairment tests on October 31st of each year. In addition, we will perform further quarterly analysis of whether any event has occurred that would more likely than not reduce our enterprise value below our carrying amount, and, if so, we will perform a goodwill impairment test between the annual dates. Any future impairment adjustment will be recognized as an expense in the period that the adjustment is identified.

INTANGIBLE ASSETS
Intangible assets related to our acquisitions are recorded at their fair value at the acquisition date. Intangible assets with a finite life are amortized to income over their useful lives, which historically have not exceeded five years.

We write down intangible assets with a finite life to fair value when the related undiscounted cash flows are not expected to allow for recovery of the carrying value. Fair value of intangibles is determined by discounting the expected related future cash flows. No intangible impairment has been recorded to-date in 2006, nor was any recorded in 2005 or 2004.

Intangible assets with an indefinite life are not subject to amortization; they are tested at least annually for impairment to ensure that their fair value is greater than or equal to the carrying value. Any excess is charged to income in the period in which impairment is determined. We had no intangible assets with an indefinite life for any of the fiscal years reported.

Future amortization expense for intangible assets that we own as at April 30, 2005 is estimated to be $1.9 million for remainder of fiscal 2006, $1.0 million for fiscal 2007, $0.2 million for fiscal 2008 and $0.2 million for fiscal 2009.

NOTE 8 - RESTRUCTURING COSTS

MAY 2004 ANNOUNCEMENT
On May 17, 2004, we announced that we were taking actions to significantly reduce our expenses, which actions included a downsizing of our global staff by approximately 130 employees, or approximately 35% of our total staff. These reductions were focused on our regional operational structure and resulted in a significantly smaller global direct sales force and management level of the organization. In addition, we announced that we would be closing certain offices, and canceling certain leases, consulting and other operating contracts. We announced that we expected to record restructuring charges of approximately $5.5 million to $6.5 million and that the majority of these charges would be recorded in the second quarter of 2005. In addition, we announced that we would be examining whether certain assets were redundant as a result of the cost reduction initiatives. On September 2, 2004 we announced that we had identified additional opportunities for cost savings and efficiencies and, accordingly, in executing on these expense reduction activities our workforce ended up being reduced by approximately 45%.

Our initial provision under this initiative was $11.7 million, comprised of $4.2 million in workforce reduction charges, $1.7 million of office closure costs and $5.8 million of redundant asset write-offs. Additional revisions of $0.1 million were made to this initial provision in 2005 comprised of $(0.2) million relating to office closure costs and $0.3 million related to workforce reduction. During the first quarter of 2006, we reduced our provision for office closure costs by $0.1 million related to a favourable outcome on the sublease of a certain office. Our restructuring provisions were drawn-down in the first quarter of 2006 as a result of cash payments related to this initiative of $0.1 million. Including the revisions, as of April 30, 2005 we have incurred $11.8 million of restructuring charges under this initiative comprised of $4.5 million in workforce reduction charges, $1.5 million of office closure costs and $5.8 million of redundant assets write-offs.

As at April 30, 2005, our remaining provision under this initiative was $0.4 million, comprised of $0.3 million in office closure costs and $0.1 million in workforce reductions. We do not anticipate any further significant charges under this restructuring initiative as our plan has been fully implemented. We expect that the remaining office closure provision will be drawn down by the end of the fourth quarter in 2008 as existing real property leases expire and that the remaining provision for workforce reduction obligations will be drawn down by the end of the second quarter of 2006 as remaining employee benefit obligations for departed employees conclude.

                                    --------------------------------------------
                                    Workforce    Office    Redundant       Total
                                    reduction   closure       assets
                                                  costs
                                    --------------------------------------------
Provision as at May 17, 2004            4,217     1,743        5,770      11,730
Revisions to accruals                     332     (210)            -         122
                                    --------------------------------------------
Restructuring cost                      4,549     1,533        5,770      11,852
Cash drawdowns                        (4,413)   (1,092)            -     (5,505)
Non-cash drawdowns                          -         -      (5,770)     (5,770)
                                    --------------------------------------------
Provision as at January 31, 2005          136       441            -         577

Revisions to accruals                     (7)      (77)            -        (84)
                                    --------------------------------------------
Restructuring cost                        (7)      (77)            -        (84)
Cash drawdowns                           (67)      (65)            -       (132)
                                    --------------------------------------------
Provision as at April 30, 2005             62       299            -         361
                                    ============================================

MAY 2003 ANNOUNCEMENT
Based on a review of cost levels, we announced on May 6, 2003 a downsizing of our global operations by approximately 130 employees. In addition to workforce reduction across all operations, the plans included consolidation of office facilities, lease terminations, and write-down of redundant assets. The following table shows the changes in the restructuring provision for the May 2003 initiative.

                                    --------------------------------------------
                                    Workforce    Office    Redundant       Total
                                    reduction   closure       assets
                                                  costs
                                    --------------------------------------------
Provision as at May 6, 2003             3,845     1,825        1,661       7,331
Revisions to accruals                     944     1,012            -       1,956
                                    --------------------------------------------
Restructuring cost                      4,789     2,837        1,661       9,287
Cash drawdowns                        (4,692)   (2,360)            -     (7,052)
Non-cash drawdowns                          -         -      (1,661)     (1,661)
                                    --------------------------------------------
Provision as at January 31, 2004           97       477            -         574

Revisions to accruals                     202     1,581            -       1,783
                                    --------------------------------------------
Restructuring cost                        202     1,581            -       1,783
Cash drawdowns                          (299)     (901)            -     (1,200)
Non-cash drawdowns                          -         -            -           -
                                    --------------------------------------------
Provision as at January 31, 2005            -     1,157            -       1,157

Revisions to accruals                       -     (137)            -       (137)
                                    --------------------------------------------
Restructuring cost                          -     (137)            -       (137)
Cash drawdowns                              -      (63)            -        (63)
                                    --------------------------------------------
Provision as at April 30, 2005              -       957            -         957
                                    ============================================

Our initial provision under this initiative was $7.3 million, comprised of $3.8 million in workforce reduction charges, $1.8 million of office closure costs and $1.7 million of redundant asset write-offs. As of April 30, 2005, we have incurred $11.0 million of restructuring charges under this initiative comprised of $5.0 million in workforce reduction charges, $4.3 million of office closure costs and $1.7 million of redundant assets write-offs.

During the first quarter of 2006, we reduced our provision for office closure costs by $0.1 million related to a favourable outcome on the sublease of a certain office. Our restructuring provisions were drawn-down in the first quarter of 2006 as a result of cash payments related to this initiative of $0.1 million.

As at April 30, 2005, our remaining obligation under this initiative is $1.0 million. We do not anticipate any further significant charges under this restructuring initiative as our plan has been fully implemented. Our remaining activity is to comply with the contractual terms of our cash obligations. We expect that the remaining office closure provision will be drawn down by the end of the fourth quarter in 2008 as the leases expire.

NOTE 9 - CONVERTIBLE DEBENTURES

On June 30, 2000, we issued $75.0 million aggregate principal amount of 5.5% convertible unsecured subordinated debentures maturing on June 30, 2005, the issuance of which was quali?ed by a short form prospectus dated June 26, 2000. Interest on the debentures has accrued from June 30, 2000 and is payable, and has been paid, in equal semi-annual installments in arrears on June 30th and December 30th of each year, the first payment having been made on December 30, 2000. Issuance costs of $3.5 million are being amortized to interest expense over the term of the debenture, subject to earlier write-off in connection with any repurchases of the debentures, with the balance of the issuance costs being shown as deferred issuance costs on the balance sheet. Each debenture is convertible, at the option of the holder, into common shares at any time prior to June 30, 2005 at a price of $35 per common share. In addition the debentures may be redeemed, in whole or in part, in cash or common shares, at our option, provided that the average closing price of the common shares on the Nasdaq National Market during the 20 consecutive trading days ending five trading days preceding the date on which notice of redemption is given is not less than $43.75. On maturity, we can elect to satisfy the debentures, in whole or in part, with the number of common shares obtained by dividing the principal amount of the debentures that we want to satisfy with common shares by 95% of the average closing price of the common shares on the Nasdaq National Market for the period of 20 consecutive trading days ending five trading days before maturity. Any amount not satisfied by common shares on maturity is to be paid in cash.

In each of December 2001 and March 2002, pursuant to a normal course issuer bid, we purchased for cancellation $1.5 million principal amount of the debentures, or an aggregate of $3.0 million. In each case, the debentures were purchased for approximately $1.1 million, resulting in a gain of $0.4 million, which was recorded in the related fiscal quarter.

On August 1, 2002 we announced that we offered to purchase for cancellation up to $51,428,571 aggregate principal amount of the debentures. We offered to pay a cash price of $700 for each $1,000 principal amount of debentures, plus accrued and unpaid interest. The offer was made by way of an issuer bid, which was open for acceptance until September 6, 2002. On September 7, 2002, we announced that pursuant to the offer, we would acquire a nominal principal amount of the debentures (which acquisition was completed later in the quarter ended October 31, 2002). The acquisition of the debentures resulted in a loss of $0.5 million net of costs associated with the offer and the write off of the related deferred issuance costs.

On June 5, 2003, we announced that we were offering to purchase, indirectly through a wholly-owned subsidiary, up to $45.0 million aggregate principal amount of the debentures. Under the offer for the debentures, we offered to pay a cash price of $950 for each $1,000 principal amount of debentures, plus unpaid interest (subject to any applicable withholding tax) accrued to but excluding the date of purchase. On July 17, 2003, we announced that, through our wholly-owned subsidiary, we had purchased $45.0 million aggregate principal amount of the debentures for $42.8 million resulting in a gain of $0.9 million net of costs associated with the offer and the write- off of the related deferred issuance costs.

On May 3, 2005, we announced that our current intention is to satisfy the remaining outstanding $27.0 million principal amount of our convertible debentures with cash on maturity on June 30, 2005, rather than by the issuance of any common shares.

NOTE 10 - COMPREHENSIVE INCOME (LOSS) AND ACCUMULATED OTHER COMPREHENSIVE INCOME

COMPREHENSIVE INCOME (LOSS)
The following table shows the computation of comprehensive income (loss):

                                                     ---------------------------
QUARTER ENDED                                          APRIL 30,       April 30,
(THOUSANDS OF DOLLARS)                                      2005            2004
                                                     ------------  -------------
Net income (loss)                                            465        (28,943)
Other comprehensive income (loss):
    Unrealized mark to market gain on securities              36              65
    Foreign currency translation adjustments                (89)           (384)
                                                     ------------  -------------
                                                            (53)           (319)
                                                     ------------  -------------
Comprehensive income (loss)                                  412        (29,262)
                                                     ============  =============


ACCUMULATED OTHER COMPREHENSIVE INCOME
The following table shows the components of accumulated other comprehensive income:

                                                     ---------------------------
                                                        APRIL 30,    January 31,
(THOUSANDS OF DOLLARS)                                       2005           2005
                                                     ---------------------------
Accumulated mark-to-market loss on debt securities           (27)           (63)
Currency translation adjustments                               67            156
                                                     ---------------------------
Accumulated other comprehensive income                         40             93
                                                     ===========================

NOTE 11 - EARNINGS (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted earnings
(loss) per share:

                                                     ---------------------------
QUARTER ENDED                                          APRIL 30,       April 30,
(THOUSANDS OF DOLLARS, EXCEPT PER SHARE DATA)               2005            2004
                                                     ---------------------------
Net income (loss) for purposes of calculating
   basic and diluted earnings per share                      465        (28,943)
                                                     ---------------------------

  Weighted average shares outstanding (THOUSANDS)         40,706          40,706
  Dilutive effect of employee stock options (THOUSANDS)      757               -
                                                     ---------------------------
Weighted average common and common equivalent
  shares outstanding (THOUSANDS)                          41,463          40,706
                                                     ---------------------------
Earnings (loss) per share
  Basic and diluted                                         0.01          (0.71)
                                                     ===========================

Stock options were excluded from the diluted loss per share figure for the quarter ended April 30, 2004 as they were antidilutive. The conversion privileges on the convertible debentures were excluded in the diluted earnings
(loss) per share calculation for both periods presented, as their inclusion would have been antidilutive.

NOTE 12 - STOCK-BASED COMPENSATION PLANS

We maintain stock option plans for directors, officers, employees and other service providers. Options to purchase our common shares are generally granted at an exercise price equal to the fair market value of our common shares at the day prior to the grant. As a result, no compensation expense is ordinarily recorded when options are granted. When stock options are exercised, we include the amount of the proceeds in share capital.

Employee stock options generally vest over a three- to five-year period starting from their grant date and expire 7 years from the date of their grant. Directors' and officers' stock options generally have accelerated vesting over three- to five-year periods.

As of April 30, 2005, we had 5,281,253 stock options granted and outstanding under our shareholder-approved stock option plan and 1,190,558 remained available for grant. In addition, there were 167,011 stock options outstanding in connection with option plans assumed or adopted pursuant to various previously completed acquisitions.

We account for those plans in accordance with Accounting Principles Board Opinion No. 25, "Accounting For Stock Issued to Employees", and related Interpretations. The following table illustrates the effect on net income and earnings per share if we had applied the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation."

                                                     ---------------------------
QUARTER ENDED                                          APRIL 30,       April 30,
                                                            2005            2004
                                                     ---------------------------
Net income (loss) - As reported                              465        (28,943)
Add:  Amortization of deferred compensation, as
      reported                                                34              35
Less:  Total stock-based compensation expense
       determined under SFAS No. 123                       (400)           (580)
                                                     ---------------------------
Net income (loss) - Pro forma                                 99        (29,488)
                                                     ===========================

Earnings (loss) per share - Basic and diluted
As reported                                                 0.01          (0.71)
                                                     ===========================
Pro forma                                                   0.00          (0.72)
                                                     ===========================

The fair value of stock option grants is estimated using the Black-Scholes option-pricing model with the following assumptions:

                                                     ---------------------------
QUARTER ENDED                                          APRIL 30,       April 30,
                                                            2005            2004
                                                     ---------------------------
Black-Scholes weighted average assumptions:
  Expected dividend yield                                   0.0%            0.0%
  Expected volatility                                      67.0%           72.0%
  Risk-free rate                                            3.4%            3.5%
  Expected option life in years                              5.0             4.4
                                                     ---------------------------
Weighted average fair value per option                     $1.44           $1.39
                                                     ===========================

DEFERRED SHARE UNIT PLAN
Our Board of Directors adopted a deferred share unit plan effective as of June 28, 2004 pursuant to which non-employee directors are eligible to receive grants of deferred share units (DSUs), each of which has a value equal to the average closing price of our common shares for the five trading days preceding the date of the grant. The plan allows each director to choose to receive, in the form of DSUs, all, none or a percentage of the eligible director's fees which would otherwise be payable in cash. If a director has invested less than the minimum amount of equity in the company as prescribed from time to time by the Board of Directors (which, as at October 31, 2004, was set at $37,500), then the director must take at least 50% of the base annual fee for serving as a director in the form of DSUs. Each DSU fully vests upon award, but is distributed only when the director ceases to be a member of the Board of Directors. Vested units are settled in cash based on common share price when conversion takes place. As at April 30, 2005, the total DSUs held by participating directors was 10,060.

NOTE 13 - SEGMENTED INFORMATION

We operate in one business segment providing supply chain solutions. The following tables provide our segmented revenue information by geographic areas of operation and solution pricing model:

                                                     ---------------------------
QUARTER ENDED                                          APRIL 30,       April 30,
                                                            2005            2004
                                                     ---------------------------
Revenues
  Americas                                                 7,851           9,252
  Europe, Middle East and Africa                           2,924           2,886
  Asia-Pacific                                               531           1,118
                                                     ---------------------------
                                                          11,306          13,256
                                                     ===========================

                                                     ---------------------------
QUARTER ENDED                                          APRIL 30,       April 30,
                                                            2005            2004
                                                     ---------------------------
Revenues
  Services                                                10,156          11,543
  Licenses                                                 1,150           1,713
                                                     ---------------------------
                                                          11,306          13,256
                                                     ===========================

Services revenues are comprised of the following: (i) ongoing transactional and/or subscription fees for use of our services and products by our customers;
(ii) professional services revenues from consulting, implementation and training services related to our services and products; and (iii) maintenance and other related revenues, which include revenues associated with maintenance and support of our services and products. License revenues derive from licenses granted to our customers to use our software products.

The following table provides our segmented information by geographic areas of operation for our long-lived assets. Long-lived assets represent capital assets, goodwill and intangible assets that are attributed to individual geographic segments.

                                                     ---------------------------
                                                       APRIL 30,     January 31,
                                                            2005            2005
                                                     ---------------------------
Total long-lived assets
  Americas                                                 8,057           9,039
  Europe, Middle East and Africa                           1,757           1,922
  Asia-Pacific                                                88             127
                                                     ---------------------------
                                                           9,902          11,088
                                                     ===========================

NOTE 14 - CONTINGENCIES

CONTINGENCIES
On January 23, 2004, we announced that a complaint alleging patent infringement had been filed against us in the United States District Court for the Southern District of New York by ArrivalStar, Inc. The complaint alleges that certain of our products infringe certain patents of ArrivalStar, Inc. No specific amount was claimed in the complaint. In late April 2005, we settled the lawsuit by making a one-time payment to obtain a fully paid-up license in and to ArrivalStar's patents. ArrivalStar's patents generally relate to advance notification systems using GPS technology.

On or about May 19, 2004, we were named as a defendant in a securities class action lawsuit captioned BRIJ WALIA V. THE DESCARTES SYSTEMS GROUP INC., ET AL., which was filed in the United States District Court for the Southern District of New York purportedly on behalf of purchasers of our common stock between June 4, 2003 and May 6, 2004. The complaint also names as defendants two of our former officers. The complaint alleges, among other things, that the defendants made misstatements to the investing public between June 4, 2003 and May 6, 2004 regarding our financial condition. Three additional complaints were filed and, subsequently, all four complaints were consolidated into a single complaint. On November 2, 2004, we announced that we had reached an agreement-in-principle to settle the consolidated securities class action litigation. Under the terms of the settlement-in-principle, a settlement fund will be established in the total amount of $1.5 million, of which our insurance providers will pay approximately $1.1 million and the balance paid by us. In January 2005, the parties to the litigation executed a Memorandum of Understanding that memorialized the terms of the settlement-in-principle. The settlement-in-principle remains subject to the signing of a definitive settlement agreement and final approval by the court. In the second quarter of 2005, we accrued $0.5 million for anticipated defense costs related to the class action litigation. With the settlement-in-principle in the third quarter of 2005, this accrual was sufficient to encompass both our defense costs and our contribution to the settlement-in-principle. Our contribution to the settlement-in-principle was paid in the third quarter of 2005.

In November 2004, we commenced private arbitration proceedings in Ontario against a supplier of hosting services to recover damages relating to that supplier's invoicing of fees in excess of the contractual agreement and refusal to deliver working source code for technology purchased from the supplier. At this time, the arbitration is in its initial stages. The arbitration proceedings are subject to a confidentiality undertaking between the parties.

We are also subject to a variety of other claims and suits that arise from time to time in the ordinary course of our business. The consequences of these matters are not presently determinable but, in the opinion of management after consulting with legal counsel, the ultimate aggregate liability is not currently expected to have a material effect on our annual results of operations or financial position.

NOTE 15 - SUMMARY OF MATERIAL DIFFERENCES BETWEEN CANADIAN GAAP AND US GAAP

We prepare our consolidated financial statements in accordance with US GAAP that conforms in all material respects with Canadian GAAP except as set forth below.

CONDENSED CONSOLIDATED BALANCE SHEETS
                                                     ---------------------------
                                                       APRIL 30,     January 31,
                                                            2005            2005
                                                     ---------------------------
Total assets in accordance with US GAAP                   74,196          72,572
Mark-to-market of short- and long-term marketable
  securities (a)                                              27              63
                                                     ---------------------------
Total assets in accordance with Canadian GAAP             74,223          72,635
                                                     ===========================


Total liabilities in accordance with US GAAP              38,012          36,834
Convertible debentures (b)                                 (195)           (562)
                                                     ---------------------------
Total liabilities in accordance with Canadian GAAP        37,817          36,272
                                                     ===========================

Total shareholders' equity in accordance with US GAAP     36,184          35,738
Mark-to-market of short- and long-term marketable
  securities (a)                                              27              63
Convertible debentures (b)                                   195             562
                                                     ---------------------------
Total shareholders' equity in accordance with
  Canadian GAAP                                           36,406          36,363
                                                     ===========================

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                                     ---------------------------
                                                        APRIL 30,      April 30,
                                                             2005           2004
                                                     ------------- -------------
Net income (loss) in accordance with US GAAP                  465       (28,943)
Amortization of convertible debentures (b)                  (367)          (271)
Foreign exchange translation gain (loss) (c)                    -          (384)
Stock-based compensation expense (d)                        (250)          (306)
                                                     ------------- -------------
Loss in accordance with Canadian GAAP
                                                            (152)       (29,904)
                                                     ============= =============

(a) MARK-TO-MARKET OF SHORT- AND LONG-TERM MARKETABLE SECURITIES
Under US GAAP, marketable debt securities that are available for sale are recorded at their fair market value with the corresponding gain (loss) recorded in comprehensive income. Under Canadian GAAP, marketable debt securities are recorded at amortized cost.

(b) CONVERTIBLE DEBENTURES
Under US GAAP, convertible debentures are recorded at their face value. Under Canadian GAAP, the debt and equity components of the convertible debentures are recorded and presented separately. The debt component of the convertible debentures is measured and recorded based on the present value of future principal and interest payments at the date of issue. The equity component is recorded based on the difference between the face value and the value of the debt component at the date of issue. The equity component is amortized to interest expense on a straight-line basis over the term to maturity of the convertible debentures. Since the carrying value of the debentures differs between US GAAP and Canadian GAAP, the resulting gain (loss) on a repurchase of debentures will also differ.

(c) FOREIGN EXCHANGE TRANSLATION GAIN (LOSS)
Under US GAAP, foreign exchange translation gain (loss) is recorded in comprehensive income and included in shareholders' equity where the functional currency of the parent company's foreign operations is the local currency. Under Canadian GAAP, foreign exchange translation gain (loss) is recorded in earnings where it is determined that the foreign operations are integrated with the parent company. In conjunction with our cost reduction initiatives announced in May 2004, management determined that its foreign subsidiaries should be treated under the current rate method for Canadian GAAP beginning with the second quarter of 2005 and for subsequent quarters. As a result, foreign exchange translation gain (loss) is recorded as a separate component of shareholders' equity.

(d) STOCK-BASED COMPENSATION EXPENSE
Under US GAAP, under APB 25, no compensation expense is recorded for the granting of employee stock options if the stock options are granted with an exercise price greater or equal to the fair market value at the date of the grant. Under Canadian GAAP, we have adopted the amended recommendations in CICA Handbook Section 3870 ("Section 3870"), "Stock-based Compensation and Other Stock-based Payments" which require fair value accounting for employee awards granted on or after February 1, 2002.

-----------------------------------------------------------------------

CORPORATE INFORMATION

-----------------------------------------------------------------------

STOCK EXCHANGE INFORMATION
Our common stock trades on the Toronto Stock Exchange under the symbol DSG and on the Nasdaq National Market under the symbol DSGX. Our convertible debentures trade on the Toronto Stock Exchange under the symbol DSG.DB.U.

TRANSFER AGENTS
Computershare Trust Company of Canada
100 University Avenue
Toronto, Ontario M5J 2Y1
North America: (800) 663-9097
International: (416) 263-9200

Computershare Trust Company
12039 West Alameda Parkway
Suite Z-2 Lakewood, Colorado
80228 USA
International: (303) 262-0600

INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS
Deloitte & Touche LLP
4210 King Street East
Kitchener, Ontario N2P 2G5
(519) 650-7729

INVESTOR INQUIRIES
Investor Relations
The Descartes Systems Group Inc.
120 Randall Drive
Waterloo, Ontario N2V 1C6
(519) 746-8110
(800) 419-8495
E-mail: investor@descartes.com
www.descartes.com

THE DESCARTES SYSTEMS GROUP INC.
Corporate Headquarters

120 Randall Drive
Waterloo, Ontario N2V 1C6
Canada

Phone: (519) 746-8110
         (800) 419-8495 Fax: (519) 747-0082

info@descartes.com
www.descartes.com
-----------------











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